SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For the quarterly period ended September 30, 2002  Commission File Number 1-8481

                                 ------------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


                       1000, rue de La Gauchetiere Ouest,
             Bureau 3700, Montreal, Quebec H3B 4Y7, (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                       Form 40-F         X
          ---------------------                          ----------------------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                    No        X
   -----------------                     ----------------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------

BCE Inc.'s Management's Discussion and Analysis for the quarter ended September 30, 2002 and BCE Inc.'s unaudited interim consolidated financial statements for the quarter ended September 30, 2002, and the document entitled "Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles ("GAAP") with United States GAAP" attached hereto as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). No other portions of this Form 6-K are incorporated by reference in the above-mentioned registration statements. Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Inc. - 2002 Third Quarter
Shareholder Report

NEWS RELEASE October 23, 2002

BCE Reports Third Quarter Results
o Revenues of $4.8 billion; EBITDA up 4%
o High-speed Internet (DSL) subscribers surpass 1 million

Montreal (Quebec), October 23, 2002 -- For the third quarter of 2002, BCE Inc. (TSX, NYSE: BCE) reported total revenue of $4.8 billion, EBITDA(1) of $2.0 billion, and net earnings applicable to common shares of $368 million ($0.43 per common share). Net earnings before non-recurring items (2) were $393 million ($0.45 per common share).

"The communications industry continues to face many challenges, and in this environment the prudent management of costs and the implementation of productivity initiatives is essential", said Michael Sabia, President and Chief Executive Officer of BCE Inc. "Although we have experienced weakness in the business wholesale and enterprise retail data markets, our efforts in cost management have resulted in EBITDA growth of 4% compared to the third quarter of 2001."

Operational Highlights (Q3 2002 vs. Q3 2001 unless otherwise indicated)

                                                               Subscriber/
                                                               Revenue
                                    Quarter                    Growth            Total

High-speed Internet (DSL)           93,000 net additions       60%               1,002,000 subscribers
Cellular and PCS                    62,000 net additions       16%               3,707,000 subscribers
Bell ExpressVu                      45,000 net additions       31%               1,221,000 subscribers
Data revenue                        $926 million               5%                n.a.
Bell Globemedia revenue             $273 million               11%               n.a.
Productivity initiatives            $150 million               n.a.              Year to date: $515 million


"During the third quarter, we reached a significant milestone at Bell Canada when we signed up our one millionth High-speed Internet subscriber", Mr. Sabia said. "Our wireless and Direct-to-Home (DTH) satellite operations also experienced sustained growth."

"Bell Globemedia had a strong third quarter with increased revenues primarily from higher demand for advertising as well as improved EBITDA", Mr. Sabia added. "We believe BCE Emergis is making progress in achieving disciplined profitability."

Overview
Total revenue at BCE was $4.8 billion, essentially flat when compared to the same period last year. Excluding the impact of regulatory changes, revenue growth at BCE was at 2%. Local and access service revenues decreased as a result of the impact of regulatory decisions while data revenue growth weakened due to lower business wholesale and enterprise demand. Additionally, BCE Emergis reported lower revenues due to a decline in non-recurring and recurring revenues. These decreases were offset by the underlying growth in key areas: a 14.5% increase in wireless revenues, increased DTH (Direct-to-Home) satellite entertainment services revenues of 33% and an 11% increase in revenues at Bell Globemedia.


(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.

(2) Refer to the discussion under the caption "Overview" for further details.

EBITDA increased by $75 million or 4% compared to the same period last year, mainly due to careful cost management across all areas.

Consolidated net earnings applicable to common shares were $368 million, a significant improvement from the loss of $144 million reported last year. During the third quarter, BCE recorded an after-tax charge of $37 million relating to the pay equity settlement at Bell Canada as well as a $12 million dilution gain from the issuance of common shares by BCE Emergis to third parties. Excluding these items, net earnings applicable to common shares were $0.45 for the quarter.

Outlook
On October 7, 2002, the Company confirmed the lower end of its financial guidance for the full year 2002, excluding discontinued operations (Teleglobe and BCI), at approximately $19.5 billion in revenue, $7.5billion in EBITDA and net earnings per share (before non-recurring items) of $1.80.

Results by Business Group (unaudited)

BCE's core operations as at September 30, 2002, included the Bell Canada segment, Bell Globemedia, and BCE Emergis. BCE Ventures consists of BCE's other investments.


(Cdn$ millions, except per share amounts)                            Third quarter                      Nine months
For the period ended September 30                                    2002                   2001        2002           2001

Revenue
Bell Canada                                                          4,314                  4,326       12,957         12,666
Bell Globemedia                                                      273                    246         911            849
BCE Emergis                                                          135                    173         409            475
BCE Ventures                                                         258                    262         782            757
Corporate and other, including inter-segment eliminations            (158)                  (189)       (463)          (520)

Total revenue                                                        4,822                  4,818       14,596         14,227

EBITDA
Bell Canada                                                          1,891                  1,818       5,501          5,172
Bell Globemedia                                                      17                     (6)         108            65
BCE Emergis                                                          19                     35          10             92
BCE Ventures                                                         67                     73          217            202
Corporate and other, including inter-segment eliminations            (42)                   (43)        (127)          (116)

Total EBITDA                                                         1,952                  1,877       5,709          5,415

Net earnings (loss)
Bell Canada                                                          336                    272         1,016          764
Bell Globemedia                                                      (11)                   (52)        1              (125)
BCE Emergis                                                          19                     (70)        (58)           (236)
BCE Ventures                                                         16                     137         99             229
Corporate and other, including inter-segment eliminations            24                     50          5              3,029

Earnings from continuing operations                                  384                    337         1,063          3,661

Discontinued operations                                              -                      (465)       (340)          (2,862)
Dividends on preferred shares                                        (16)                   (16)        (43)           (50)

Net earnings (loss) applicable to common shares                      368                    (144)       680            749

Net earnings (loss) per common share                                 0.43                   (0.18)      0.82           0.93

Non-recurring items included in net earnings (loss)
per common share
Amortization of goodwill                                             -                      (0.29)      -              (0.91)
Other items (3)                                                      (0.03)                 (0.33)      (0.55)         0.52


(3) Other items for the third quarter of 2001 included discontinued operations of $370 million (excluding goodwill amortization), after-tax gains on sale of investments and dilution gains of $153 million, and other after-tax charges of $48 million.

Third Quarter Review (Q3 2002 vs. Q3 2001, unless otherwise indicated)

Bell Canada
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu and Bell Canada's interests in other Canadian telcos.

 o Total revenue in the third quarter decreased slightly over last year mainly as a result of the effects of recent CRTC decisions and slower data revenue growth.
 o Excluding the impact of the regulatory changes (see below), revenues for the quarter increased by 2%.
 o Reported local and access revenues decreased by 7% to $1.5 billion. Excluding the effects of the 2001 CRTC local contribution and May 30, 2002 CRTC Price Caps decisions, local and access revenues decreased by 1%.
 o Although long distance market share is stable, revenue decreased by $12 million. Competitive pressures more than offset the effects of a 6% increase in conversation minutes.
 o Wireless revenue was up 14.5% to $561 million due to continued growth in cellular and PCS subscribers.
 o Data revenue increased 5% to $926 million, due to higher IP/Broadband and Sympatico ISP revenues. Data revenue growth has slowed when compared to the growth of 14% in the first quarter and 8% in the second quarter as a result of lower demand from business wholesale and enterprise retail data customers.
 o Total Internet (High-speed and dial-up) subscribers reached 1,987,000 as at September 30.
 o Bell ExpressVu revenue increased by 33% as a result of the increase in the subscriber base.
 o Bell Canada's EBITDA grew by $73 million or 4% in the third quarter to reach $1.9 billion due to continued cost management.
 o Productivity gains at Bell Canada were $145 million for the quarter.
 o Year-to-date capex intensity (capital expenditures to revenue) improved from 28% as of September 30, 2001 to 19% as of September 30, 2002.

Bell Globemedia
Bell Globemedia includes CTV, The Globe and Mail and Bell Globemedia
Interactive.

 o Total revenue was $273 million in the quarter compared with revenue of $246 million for the same period last year. This increase includes organic growth of 7% as well as the impact of the acquisitions of CFCF-TV, CKY-TV and ROB TV, which were purchased in the latter part of 2001.
 o Advertising revenue was $180 million in the quarter, an increase of 10% compared to the third quarter of 2001. A stronger economic climate in the advertising sector as well as higher interactive revenues contributed to the increase.
 o Subscriber revenues increased by 13% to reach $72 million due to higher subscription to the new digital specialty channels and an increase in print circulation revenues.
 o EBITDA was $17 million in the third quarter compared with a shortfall of $6 million for the same period last year, reflecting the increase in revenues and management's cost control efforts.

BCE Emergis

 o BCE Emergis' sequential quarter over quarter revenues decreased by $7 million mainly due to lower recurring revenues. Revenue was $135 million in the quarter, compared with $173 million for the same period in 2001.
 o Third quarter EBITDA of $19 million compared favorably to the second quarter EBITDA of $11 million. The improvement in sequential quarter over quarter EBITDA was mainly related to cost savings resulting from the restructuring plan BCE Emergis implemented in the second quarter. Year-over-year quarterly EBITDA decreased by 46% to $19 million, reflecting the shortfall in revenues.
 o In the quarter, 43% of BCE Emergis' total revenue was from its U.S.
   operations.


BCE Ventures
BCE Ventures includes the activities of CGI, Telesat and other investments.

 o BCE Ventures' revenue was $258 million in the quarter, a decrease of 2% when compared with the same period of 2001. Revenues at CGI were higher, offset by lower revenues at the other Ventures' businesses.
 o EBITDA was $67 million in the quarter compared with $73 million in the third quarter of 2001.

Bell Canada Statutory Results
Bell Canada "statutory" includes Bell Canada, Bell Canada's interests in other Canadian telcos, and Bell Canada's 39% interest in Aliant (equity-accounted).

Bell Canada's reported revenue was $3.6 billion in the third quarter, 2% lower when compared to the same quarter of 2001. The net earnings applicable to common shares were $478 million in the quarter, compared to $410 million for the same period last year.

About BCE
BCE is Canada's largest communications company. It has 24 million customer connections through thewireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, TheGlobe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.


  Did you know?
  As a BCE shareholder, you can enroll to receive shareholder communications electronically. Contact BCE's Investor Relations department for more information.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the statements appearing under the "Outlook" section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the timing and extent of economic expansion in Canada and of improvement in consumer confidence and spending; the level of demand and prices for data, IP broadband and voice services; BCE's ability to manage costs and generate productivity improvements; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to carryout cross selling of the various services offered by the BCE group of companies; stock market volatility; the risk of credit rating downgrades; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to implement its financing plan in order to finance the purchase of SBC Communications Inc.'s remaining minority interest in BellCanada (including the risk of not completing the debt offering); the risk that the closing of the Bell Canada directories sale may be delayed or not occur; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE's 2002 quarterly MD&As filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with the Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of October 23, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


   BCE's fourth quarter 2002 results will be announced in late January 2003 and the review will be made available via an audio webcast from our site on the Internet. For more information, see details on our site at www.bce.ca, after mid-December, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS   -   BCE INC.

October  23, 2002

This management's discussion and analysis of financial condition and results of operations ("MD&A") for the third quarter of the year 2002 focuses on the consolidated results of operations and financial situation of BCE Inc., its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively, "BCE"), and should be read in conjunction with the unaudited consolidated financial statements as at September 30, 2002 and for the periods ended September 30, 2002 and 2001. Certain sections of this MD&A contain forward-looking statements with respect to BCE. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages o to o under "Forward-Looking Statements". BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia, and BCE Emergis. All non-core businesses are combined, for management purposes, in the BCE Ventures segment.

Recent Developments

BCE Acquisition of SBC's 20% interest in BCH
On June 28, 2002, BCE Inc., Bell Canada Holdings Inc. ("BCH") and entities controlled by SBC Communications Inc. ("SBC") entered into agreements that will lead to the repurchase by BCE Inc. of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%. In addition, BCE Inc. has the option ("BCE option") to repurchase and SBC has the option ("SBC option") to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of $4.99 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003.
BCE Inc. will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE Inc.'s discretion.

BCE Inc. has completed or intends to complete the following steps towards raising the necessary funds to finance the $6.3 billion repurchase price of SBC's indirect interest in Bell Canada:

o $1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year non-revolving credit agreement;
o        proceeds from the issuance on July 15, 2002 of 9 million BCE Inc.
         common shares for $250 million ($27.63 per share), by way of a private placement to SBC;
o net proceeds from the public issuance on August 12, 2002 of 85 million BCE Inc. common shares for $2 billion ($24.45 per share);
o net proceeds expected to be received from the proposed public issuance by BCE Inc. of $1.5 to $2 billion of long-term notes, expected to close by the end of October 2002;
o $1 to $1.5 billion expected to be accessed from Bell Canada, representing a portion of the net after-tax proceeds expected to flow to BCE Inc. from the sale of Bell Canada's and certain affiliates' directories business (see "Sale of Directories Business"); and
o a second private placement to SBC of up to $250 million, planned on the second closing expected on or before January 3, 2003.

In the event BCE Inc. does not secure financing for all of the remaining balance of the $6.3 billion repurchase price on or before January 3, 2003, BCE Inc.'s current intention is to draw down on the remaining available balance of the two-year non-revolving credit agreement. Although BCE Inc. does not currently intend to do so, should amounts drawn under the two-year non-revolving credit agreement together with the proceeds resulting from the sources of financing referred to above be insufficient, BCE Inc. could pay the remaining balance of the $6.3 billion repurchase price by issuing notes to SBC.

As part of the agreements, BCE Inc. will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities held by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option ("BCH option") to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately
$39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH shares, exercisable no later than April 24, 2003.

Sale of Directories Business

On September 13, 2002, BCE Inc. announced the sale by Bell Canada and certain affiliates of their directories business for $3 billion cash (subject to certain post-closing adjustments) to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan Board (collectively, the "Purchasers"). The sale includes 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories and Bell ActiMedia's 12.86% interest in the Aliant ActiMedia General Partnership. $1 to $1.5 billion of the net proceeds from the sale are expected to flow to BCE Inc. to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada, with the remaining proceeds being used by Bell Canada for its ongoing financing needs.

The Purchasers will own an approximate 90% equity interest of an acquisition vehicle that will hold the directories business. Bell Canada or one of its affiliates will acquire an approximate 10% equity interest in the acquisition vehicle for approximately $80 million, which will give it the right to appoint one member of such vehicle's Board of Directors. Bell Canada has entered into a long-term, strategic working relationship with the entity operating the directories business pursuant to operating agreements. The closing of the sale of the directories business is expected to take place no later than November 30, 2002. The Purchasers' obligation to complete the transaction is subject to conditions precedent, including the obtaining of all requisite regulatory approvals and the Purchasers obtaining the appropriate financing required for the purposes of the transaction.

Settlement of Pay Equity Complaints

On September 27, 2002, the Canadian Telecommunications Employees' Association ("CTEA") ratified a settlement reached with Bell Canada with respect to the 1994 pay equity complaints filed by members of the CTEA before the Canadian Human Rights Tribunal. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million. As a result of such settlement, Bell Canada recorded a one-time charge of $79 million
(BCE's share is $37 million on an after-tax basis) in the third quarter of 2002. No settlement has yet been reached with members of the Communications, Energy and Paperworkers ("CEP") union.

Results of Operations


                                                               Three months                              Nine months
For the period ended September 30                      2002    2001             Change      2002         2001            Change

OPERATING REVENUES
Bell Canada (1)                                        4,314   4,326            (12)        12,957       12,666          291
Bell Globemedia                                        273     246              27          911          849             62
BCE Emergis                                            135     173              (38)        409          475             (66)
BCE Ventures                                           258     262              (4)         782          757             25
Corporate and other (including
inter-segment eliminations) (1)                        (158)   (189)            31          (463)        (520)           57

Total revenues                                         4,822   4,818            4           14,596       14,227          369

EBITDA (2)
Bell Canada                                            1,891   1,818            73          5,501        5,172           329
Bell Globemedia                                        17      (6)              23          108          65              43
BCE Emergis                                            19      35               (16)        10           92              (82)
BCE Ventures                                           67      73               (6)         217          202             15
Corporate and other (including
inter-segment eliminations)                            (42)    (43)             1           (127)        (116)           (11)

Total EBITDA                                           1,952   1,877            75          5,709        5,415           294

NET EARNINGS (LOSS) APPLICABLE TO COMMON SHARES
Bell Canada                                            336     272              64          1,016        764             252
Bell Globemedia                                        (11)    (52)             41          1            (125)           126
BCE Emergis                                            19      (70)             89          (58)         (236)           178
BCE Ventures                                           16      137              (121)       99           229             (130)
Corporate and other (including
inter-segment eliminations)                            24      50               (26)        5            3,029           (3,024)

Total net earnings (loss) - continuing operations      384     337              47          1,063        3,661           (2,598)
Discontinued operations                                -       (465)            465         (340)        (2,862)         2,522

Total net earnings (loss)                              384     (128)            512         723          799             (76)
Dividends on preferred shares                          (16)    (16)             -           (43)         (50)            7

Net earnings (loss) applicable to common shares        368     (144)            512         680          749             (69)

Basic Earnings (Loss) Per Share (EPS)
Earnings (loss) from continuing operations             0.43    0.40             0.03        1.23         4.47            (3.24)
Net earnings (loss)                                    0.43    (0.18)           0.61        0.82         0.93            (0.11)


(1) Certain comparative figures have been reclassified to conform to the current period presentation.

(2) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian generally accepted accounting principles
     ("Canadian GAAP") and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

OVERVIEW

Operating revenues remain flat due to slower data growth and the negative impact of recent regulatory decisions

o Bell Canada continues to generate revenue growth from its wireless, data and Direct-to-home satellite ("DTH") services, driven primarily by an increase in the subscriber base. Cellular and PCS subscribers grew 16% to reach 3.7 million; DTH subscribers grew 31% to reach 1.2 million; and High-speed Internet subscribers rose 60% to reach one million. Enterprise data demand continues to be soft as enterprise customers in the key segments that Bell Canada serves have not returned to the marketplace, choosing instead to use existing capacity rather than expanding. Bell Canada's market share, however, remains stable and growth continues to move at or above market rates.

o The positive impact from Bell Canada's growth services was offset by a decline in revenues from its traditional wireline services (local and access and long distance services). The decline in local and access revenues can be attributed to the impact of the recent Canadian Radio-television and Telecommunications Commission ("CRTC") Decisions as well as a 1.2% decrease in the network access service lines in service.

o At Bell Globemedia, the strong performance within the television division complemented the impact of the CFCF-TV, CKY-TV and ROBTv acquisitions made in 2001.

o BCE Emergis continues to show a decline in revenues, due to an uncertain business environment, merger activities within its eHealth client base and the difficulty of signing large projects.

Substantial productivity improvements were the key source for the 4% EBITDA growth and the improvement in EBITDA margins from 39.0% in Q3-2001 to 40.5% in Q3-2002

o BCE's continued focus on productivity has led to total improvements of approximately $150 million for the third quarter of 2002 ($515 million on a year-to-date basis), which were the key source for the growth in EBITDA.

o EBITDA margins were however negatively impacted by BCE's continued focus on growth services and product offerings that generate lower margins than the traditional wireline services. EBITDA margins for such products and services have been increasing and are expected to continue to increase in the long-term.

Net earnings per common share improved by $0.61 to reach $0.43 in Q3-2002

o Of the $0.61 per share improvement in net earnings, $0.38 can be attributed to after-tax net losses from non-recurring items which, in the third quarter of 2002, amounted to $25 million, compared to $331 million for the same period last year.

o The after-tax non-recurring items in the third quarter of 2002 consisted of a $37 million settlement of the pay equity complaints and a $12 million dilution gain from the issuance of common shares by BCE Emergis to third parties.

o The $331 million after-tax non-recurring items in the third quarter of 2001 consisted primarily of operating losses of $465 million from the discontinued operations of Teleglobe and BCI, partially offset by a dilution gain of $132 million from the reduction of BCE's ownership interest in CGI.

o An additional $0.18 per share improvement resulted from the cessation of amortization of goodwill effective January 1, 2002.

o The remaining $0.05 per share improvement in net earnings is driven primarily by a higher consolidated EBITDA and favourable foreign exchange variances. Net earnings were negatively impacted by an increase in amortization expense resulting from the significant capital expenditures incurred in 2001, higher interest expense as a result of higher consolidated average debt levels and a lower pension credit, primarily due to a reduction in the estimated long-term rate of return on plan assets.


BELL CANADA SEGMENT


                                                                  Three months                             Nine months
For the period ended September 30                   2002          2001             Change      2002        2001             Change

Revenues
Local and access                                    1,526         1,635            (109)       4,581       4,706            (125)
Long distance                                       651           663              (12)        1,944       2,004            (60)
Wireless                                            561           490              71          1,597       1,346            251
Data                                                926           881              45          2,796       2,569            227
DTH                                                 156           117              39          462         341              121
Terminal sales, directory advertising and other     494           540              (46)        1,577       1,700            (123)

Total revenues                                      4,314         4,326            (12)        12,957      12,666           291
EBITDA                                              1,891         1,818            73          5,501       5,172            329
Contribution to BCE's net earnings                  336           272              64          1,016       764              252



Operating Revenues

Local and access
At September 30                                                                             2002          2001       Change

Network access services (thousands of lines in service)(1)                                13,187        13,342         (155)
Local market share (Quebec and Ontario territory only)                                    94.2%         96.1%          (1.9%)

(1) Certain comparative figures have been adjusted to conform to the current period presentation.

(1) Certain comparative figures have been adjusted to conform to the current period presentation.

The decrease in local and access revenues is mainly due to the impact of the recent CRTC Decisions as well as a decline in the network access service lines in service.

The impact of the CRTC Price Cap Decision 2002-34 is a reduction in the rates charged to competitors for accessing Bell Canada's network, effective
June 1, 2002.

The impact of the CRTC local contribution Decision 2000-745 is a reduction in subsidies provided to Bell Canada for servicing high-cost areas. The decision also results in a corresponding reduction in subsidies paid by telecommunication service providers (including Bell Canada and Bell Mobility) to fund the local contribution regime and has an overall positive impact on EBITDA.

The 1.5% decline in NAS lines in service is due to:
o a reduction in the number of second residential lines resulting from the growth in high-speed Internet access, substitutions of residential local and access services for wireless services and continued competitive pressures; and

o a reduction in business lines that is attributable to the slower economy, a shrinking marketplace and continued competitive pressures.

Long distance

For the period ended September 30                                  Three months                             Nine months
(except where otherwise noted)                            2002          2001       Change          2002          2001       Change

Conversation minutes (millions)                          4,660          4,400          260       14,034        13,396           638
Average long distance revenue per minute (cents)         13 14          (1)            12        14  (2)
Local market share (% based on revenues, at Sept. 30)
   (Quebec and Ontario territory only)                                                           64.6%          64.1%          0.5%


The decrease in long distance revenues was mainly attributable to a reduction in overseas settlement revenues, resulting from lower rates. The decline in average long distance revenue per minute in the third quarter of 2002, when compared to the same period last year, is due to continued competitive pricing pressures. However, the revenue impact of this decrease was offset by higher service volumes, as measured in conversation minutes and long distance plan network charges introduced in December 2001.

Wireless

For the period ended September 30                                  Three months                             Nine months
(except where otherwise noted)                            2002          2001       Change          2002          2001       Change

Cellular & PCS subscribers (thousands, at September 30)
   Prepaid                                                                                        955            876           79
   Postpaid                                                                                       2,752          2,310         442

   Total                                                                                          3,707          3,186         521
Cellular & PCS net activations (thousands)
   Prepaid                                                  (1)          48            (49)         (9)           159         (168)
   Postpaid                                                 63           103           (40)         256           257           (1)

   Total                                                    62           151           (89)         247           416         (169)
Cellular & PCS average revenue per subscriber ($/month)
   Prepaid                                                  12            14            (2)          12            13           (1)
   Postpaid                                                 60            62            (2)          58            58            -

   Total                                                    47            49            (2)          46            46            -
Usage per subscriber (minutes/month)                       206           184            22          199           179           20
Postpaid churn (average per month)                        1.6%          1.5%          0.1%         1.5%          1.4%         0.1%


The growth in wireless revenues was primarily driven by a 16% increase in the cellular and PCS subscriber base. The increase in usage reflects increased customer migrations to larger minute bundle packages, which generally translate into an increase in non-billable minutes of usage and therefore not impacting revenues. The decline in net activations reflects the impact of a more disciplined growth strategy. Specifically, decisions were taken to tighten credit policies for new customers to minimize the credit risk on new activations and to maintain higher handset prices.

Data

For the period ended September 30                                  Three months                             Nine months
(except where otherwise noted)                            2002          2001       Change          2002          2001       Change

Data revenues
   Legacy                                                  461           546           (85)       1,403          1,620         (217)
   Non-legacy                                              465           335           130        1,393          949           444

   Total                                                   926           881            45        2,796          2,569         227
Internet subscribers (thousands, at September 30)
   DSL High-speed                                                                                 1,002          625           377
   Dial-up                                                                                          985        1,002           (17)

   Total                                                                                          1,987          1,627          360


The increase in data revenues reflected growth in the non-legacy business stemming from IP/Broadband and Internet services partially offset by a decrease in legacy revenues from lower competitive network services. The decline in competitive network services was driven by a weaker economy and the consolidation of data services by wholesale customers.

The increase in IP/Broadband service revenues was due to a higher demand for these types of services coupled with the impact of efforts made by Bell Canada to increase its penetration of the IP/Broadband services market.

Contributing to the increase in Internet related revenues was the 22% growth in Internet subscribers, which was mainly due to the launch of new product offers in 2002 and an increase in market share. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to 42% at September 30, 2002 compared to 40% at September 30, 2001.

Although data revenues continue to grow in 2002, enterprise data demand continues to be soft as enterprise customers in the key segments that Bell Canada serves have not returned to the marketplace, choosing instead to use existing capacity rather than expanding. In addition, the wholesale sector is weak, given few players and largely underutilized capacity. Bell Canada's market share remains stable and growth continues to move at or above market rates.

DTH

For the period ended September 30                                  Three months                             Nine months
(except where otherwise noted)                            2002          2001       Change          2002          2001       Change

DTH subscribers (thousands, at September 30)                                                      1,221           930          291
DTH net activations (thousands)                             45            83           (38)         152           208          (56)
Average revenue per subscriber ($)                          43            44           (1)          44            45            (1)
Churn rate (per quarter)                                  3.6%          3.1%          0.5%         9.1%          8.1%          1.0%



The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The decrease in net activations in 2002 reflects the impacts of premium pricing compared to Bell ExpressVu's major competitor, higher priced offers than the previous year and a softer electronics market. In addition, the launch of the new digital channel line-up in September 2001 had a positive impact on the prior year's net activations. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.


EBITDA
The growth in EBITDA was mainly due to higher EBITDA margins resulting from:
o Bell Canada's productivity improvements of approximately $143 million in the third quarter of 2002 ($494 million on a year-to-date basis) and decreased compensation costs. Productivity savings are mainly due to current year initiatives relating to load management, better sourcing contracts and workforce management (call centers), as well as benefits from the 2001 productivity initiatives;

o the impact of the CRTC local contribution Decision 2000-745, as described under "Local and access"; partially offset by:

o Bell Canada's continued focus on growth services and product offerings that generate lower margins than the traditional wireline services. However, the EBITDA margins for such products and services have been increasing and are expected to continue to increase in the long-term.

Contribution to BCE's net earnings
The increase in the contribution to BCE's net earnings in the third quarter of 2002 was mainly due to:

o    a higher EBITDA contribution;

o lower amortization expense as the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, more than offset the increase resulting from the capital expenditures incurred since the first quarter of 2001; and

o    favourable foreign exchange variances; partially offset by:

o a non-recurring pay equity charge of $37 million net of tax (see "Recent Developments - Settlement of Pay Equity Complaints");

o higher interest expense as average debt levels in the third quarter of 2002 were higher than those in the same period last year; and

o a lower net pension credit, primarily due to a reduction in the estimated long-term rate of return on plan assets.

BELL GLOBEMEDIA

For the period ended September 30                                   Three months                             Nine months
(except where otherwise noted)                      2002            2001             Change      2002        2001            Change

Revenues
Advertising                                         180             163              17          629         597              32
Subscriber                                          72              64               8           215         192              23
Production and sundry                               21              19               2           67          60               7

Total revenues                                      273             246              27          911         849              62
EBITDA                                              17              (6)              23          108         65               43
Contribution to BCE's net earnings                  (11)            (52)             41          1           (125)            126


Total revenues for the quarter were 11% higher than the same period last year of which 4% represents growth from business acquisitions in 2001. Organic growth of 7% represents improvements in advertising revenues as a result of the strong performance within the television division, higher subscription revenues driven by DTH penetration, the launch of five new digital channels and higher circulation revenues in the print division as a result of rate increases.

Third quarter EBITDA rose $23 million compared to the same period last year, as a result of the growth in revenues and the continued productivity improvements.

The improvement in Bell Globemedia's contribution to BCE's net earnings was mainly attributable to the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, as well as a higher EBITDA.

BCE EMERGIS

                                                                Three months                             Nine months
For the period ended September 30                      2002          2001       Change          2002          2001       Change

Revenues eHealth Solutions Group                         70            77           (7)          214           224           (10)
BCE Emergis - Canada                                     57            76           (19)         177           214           (37)
BCE Emergis - U.S.A.                                     8 20          (12)         18           37            (19)

Total revenues                                          135           173           (38)         409           475           (66)
EBITDA                                                   19            35           (16)          10            92           (82)
Contribution to BCE's net earnings                       19            (70)          89          (58)          (236)         178

% of revenues generated in the United States           43%            43%           0%          41%            42%           (1%)


BCE Emergis' revenues are derived from recurring and non-recurring sources. Recurring revenues, which are mostly of a transactional nature, accounted for $123 million (or 91%) of total revenues in the third quarter of 2002, compared to approximately $134 million (or 77%) for the same period in 2001. Non-recurring revenues are generated from professional services and initial software license sales. The decrease in revenues was mainly attributable to a drop in non-recurring revenues due to an uncertain business environment, merger activities within BCE Emergis' eHealth client base and the difficulty of signing large projects. The decrease in revenues is in line with BCE Emergis' business strategy, which includes exiting activities that it no longer considers core.

BCE Emergis generated approximately $33 million of revenues from BCE affiliates in the third quarter of 2002 ($47 million for the same period in 2001), representing approximately 24% of its total revenues (27% for the same period in 2001). In the third quarter of 2002, 91% of the revenues generated from BCE affiliates were of a recurring nature, compared to 86% for the same period in 2001.

The decrease in EBITDA was primarily attributable to the decrease in revenues partially offset by the continued cost savings resulting from the restructuring plan announced during the second quarter of 2002.

The improvement in BCE Emergis' contribution to BCE's net earnings was primarily due to:

o a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from continued investments in capital assets; partially offset by:

o    a lower EBITDA contribution.

BCE VENTURES

                                                                   Three months                             Nine months
For the period ended September 30                   2002           2001             Change       2002       2001             Change

Revenues                                            258            262              (4)          782        757              25
EBITDA                                              67             73               (6)          217        202              15
Contribution to BCE's net earnings                  16             137              (121)        99         229              (130)


BCE Ventures' revenues and EBITDA were $4 million and $6 million lower, respectively, compared to the same period last year, mainly as a result of a lower contribution from Other Ventures, partially offset by a greater contribution from CGI. The lower contribution from Other Ventures is due to the sale of the 1000 de la Gauchetiere Building during the first quarter of 2002. Proportionate revenues from CGI increased mainly due to recent acquisitions and new outsourcing contracts, partially offset by a decrease in BCE's ownership interest compared to last year.

The decrease in contribution to BCE's net earnings from BCE Ventures was mainly due to the inclusion in 2001 of a $132 million dilution gain from a reduction of BCE's ownership interest in CGI.

DISCONTINUED OPERATIONS

                                                                  Three months                              Nine months
For the period ended September 30                 2002            2001             Change      2002         2001            Change

Teleglobe                                         -               (205)            205         (149)        (2,636)         2,487
BCI                                               -               (260)            260         (191)        (226)           35

Total loss from discontinued operations           -               (465)            465         (340)        (2,862)         2,522



Teleglobe
Teleglobe provides a range of international voice and data telecommunications services. Until the second quarter of 2002, Teleglobe also provided, through its investment in the Excel Communications group ("Excel"), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

On April 24, 2002, BCE Inc. announced that it would cease further long-term funding to Teleglobe. BCE Inc.'s decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry.
In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE Inc.-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062 (refer to Note1). A valuation allowance has been provided against the entire amount of the tax benefit associated with the loss on this investment.

On May 15, 2002 and thereafter, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada, the United States, the United Kingdom and elsewhere. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecommunications business. Such sale process is being conducted by the Monitor under court supervision. On September 19, 2002, Teleglobe announced the execution of an agreement for the sale to affiliates of TenX Capital Partners and Cerberus Capital Management (the "Purchasers") of its core telecommunications business for U.S. $155 million, subject to certain adjustments. The parties also indicated that they intend to enter into an agreement for the management by the Purchasers of the core telecommunications business upon satisfaction of certain conditions, including the consent of Bell Canada to the assignment of its contracts with Teleglobe to the Purchasers. Subject to the foregoing and the granting of all regulatory approvals, closing is expected to occur in early 2003. The foregoing transaction being subject to a number of conditions, there can be no assurance that it will be completed on the agreed terms or at all, so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately U.S. $94 million on a debtor-in-possession basis (the "DIP Facility") as well as a U.S. $25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan (the "Employee Facility"). On September 20, 2002, following the closing of the sale by Teleglobe of its equity interest in Intelsat, Ltd. for U.S. $65 million, all outstanding borrowings under the DIP Facility (U.S. $55 million) were repaid and the availability thereunder was reduced from U.S. $93.6 million to U.S. $50 million. The revised DIP Facility provides that Teleglobe will not be allowed to borrow thereunder until such time as all the remaining proceeds of the Intelsat, Ltd. sale will have been used to fund Teleglobe's operations. Effective September 30, 2002, the availability under the DIP Facility was further reduced to U.S. $30 million and its maturity extended to the earlier of the date of execution of the management agreement referred to above and November 30, 2002. As of October 23, 2002, no amount is outstanding under the DIP Facility and the Employee Facility (an aggregate of U.S. $7.4 million previously advanced under the Employee Facility has been repaid by way of set-off). There can be no assurance that Teleglobe will be able to repay amounts advanced by BCE under the DIP Facility and the Employee Facility or that realization of any security will be sufficient to repay BCE. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion. Refer to "Legal Proceedings" for a description of the lending syndicate lawsuit filed against BCE Inc.

BCI
BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations.

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 ("the Noteholders") voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act ("the Plan of Arrangement"). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Americas Ltd., through which BCI held the majority of its investments, to America Movil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI completed the sale of its interest in Telecom Americas Ltd. in July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement.

As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million in the second quarter of 2002 representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

Liquidity and Capital Resources

                                                                       Three months                              Nine months
For the period ended September 30 ($ millions)              2002       2001           Change      2002         2001         Change

Cash flows from operating activities                        1,486      1,247          239         3,340        2,974        366

Cash flows from investing activities                        (2,271)    (1,235)        (1,036)     (3,730)      373          (4,103)

Cash flows from financing activities                        2,664      (73)           2,737       3,626        (1,563)      5,189

Effect of exchange rate changes on cash
and cash equivalents                                        1          (1)            2           1            (1)          2

Cash flows used in discontinued operations                  -          (643)          643         (936)        (955)        19

Net increase (decrease) in cash and cash equivalents        1,880      (705)          2,585       2,301        828          1,473


ANALYSIS OF CASH SOURCES AND CASH USES

BCE Consolidated

                                                                               Three months                  Nine months
For the period ended September 30 ($ millions)                                 2002             2001         2002          2001

Cash flows relating to the repurchase of SBC's 20% interest in Bell Canada
Investment                                                                     (1,326)                       (1,326)       -
Net issuance of debt instruments                                               1,076                         1,076         -
Net issuance of equity instruments                                             2,328                         2,328         -

                                                                               2,078                         2,078         -

Cash flows relating to regular operations
Cash flows from operating activities                                           1,486            1,247        3,340         2,974
Capital expenditures                                                           (904)            (1,034)      (2,697)       (3,803)
Dividends                                                                      (389)            (376)        (1,079)       (1,045)

Free cash flow                                                                 193              (163)        (436)         (1,874)
Investments                                                                    (73)             (253)        (181)         (383)
Divestitures                                                                   14               14           469           4,608
Net issuance (repayment) of debt instruments                                   (330)            307          948           (1,434)
Net issuance (repayment) of equity instruments                                 53               10           266           (125)
Financing activities of subsidiaries to non-controlling interest               44               3            201           1,024
Other                                                                          (99)             20           (108)         (33)
Discontinued operations                                                        -                (643)        (936)         (955)

                                                                               (198)            (705)        223           828

Net increase (decrease) in cash and cash equivalents                           1,880            (705)        2,301         828


Overview
During the third quarter of 2002, excluding the impact on cash flows of the financing alternatives relating to the repurchase of SBC's 20% interest in Bell Canada, BCE generated positive free cash flow of $193 million which were used for the repayment of $330 million in debt instruments. On a year-to-date basis, BCE generated negative free cash flow of $436 million, required $181 million for investments and $936 million for discontinued operations, which were financed mainly from the net issuance of debt and equity instruments totalling $1.2 billion and divestitures of $469 million.

BCE Acquisition of SBC's 20% interest in BCH
On June 28, 2002, BCE Inc., BCH and SBC reached a negotiated agreement that will lead to the repurchase, by BCE Inc., of SBC's 20% indirect interest in BCH, for $6.3 billion. This transaction has a significant impact on the future liquidity of BCE. BCE Inc. has completed or intends to complete the following steps towards raising the necessary funds to finance the $6.3 billion repurchase price of SBC's indirect interest in Bell Canada:

o $1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year non-revolving credit agreement;
o proceeds from the issuance on July 15, 2002 of nine million BCE Inc. common shares for $250 million ($27.63 per share), by way of a private placement to SBC;
o  net proceeds from the public issuance on August 12, 2002 of 85 million
   BCE Inc. common shares for $2 billion ($24.45 per share);
o net proceeds expected to be received from the proposed public issuance by BCE Inc. of $1.5 to $2 billion of long-term notes, expected to close by the end of October 2002;
o $1 to $1.5 billion expected to be accessed from Bell Canada, representing a portion of the net after-tax proceeds expected to flow to BCE Inc. from the sale of Bell Canada's and certain affiliates' directories business (see "Sale of Directories Business"); and
o a second private placement to SBC of up to $250 million, planned on the second closing expected on or before January 3, 2003.

In the event BCE Inc. does not secure financing for all of the remaining balance of the $6.3 billion repurchase price on or before January 3, 2003, BCE Inc.'s current intention is to draw down on the remaining available balance of the two-year non-revolving credit agreement. Although BCE Inc. does not currently intend to do so, should amounts drawn under the two-year non-revolving credit agreement together with the proceeds resulting from the sources of financing referred to above be insufficient, BCE Inc. could pay the remaining balance of the $6.3 billion repurchase price by issuing notes to SBC.

On October 22, 2002, BCE Inc. announced that it has initiated a Canadian public offering of debt securities to raise approximately $1.5 billion. A draft prospectus supplement to the short form base shelf prospectus dated August 1, 2002 was filed on October 21, 2002 with all Canadian provincial securities regulatory authorities. The proceeds will be used to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada (refer to "Recent Developments - BCE Acquisition of SBC's 20% interest in BCH").

Free Cash Flow
Free cash flow represents cash flows from operating activities less capital expenditures and total dividends paid. BCE's positive free cash flow of $193 million for the third quarter of 2002 reflects an improvement when compared to negative free cash flow of $163 million for the third quarter of 2001. On a year-to-date basis, BCE's negative free cash flow of $436 million for 2002 also reflects an improvement when compared to negative free cash flow of $1.9 billion for 2001. The improvement is attributable to a combination of higher cash flows from operating activities and a reduction in the level of capital expenditures, as discussed below.

Cash flows from operating activities
The increase in BCE's consolidated cash flows from operating activities during the third quarter of 2002, when compared to the same period in 2001, was mainly attributable to lower non-cash working capital requirements, partially offset by lower cash earnings from continuing operations. On a year-to-date basis, the increase in BCE's consolidated cash flows from operating activities, when compared to the same period in 2001, was mainly attributable to higher cash earnings from continuing operations, partially offset by higher non-cash working capital requirements (refer to discussion under "Results by Operating Group").

Capital expenditures
Capital expenditures of $904 million for the third quarter of 2002 were lower than the $1 billion incurred in the third quarter of 2001 as a result of the continued focus at Bell Canada on lowering capital spending as a percentage of revenues by better exploiting existing capital across a more integrated organization, redesigning network operations and management and by allocating capital to simultaneously benefit strategic opportunities and the core business. Additionally, on a year-to-date basis, capital expenditures of $2.7 billion for 2002 were lower than the $3.8 billion incurred in 2001 mainly due to the purchase of $720 million in spectrum licenses by Bell Mobility in the first quarter of 2001. In 2002 and 2001, capital expenditures related mainly to growth initiatives within Bell Canada, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure.

Dividends paid
Total dividends paid during 2002 were comparable to those paid in 2001, and consisted of dividends paid by BCE to its common shareholders ($0.30 per common share), dividends paid to its preferred shareholders and dividends paid by subsidiaries to non-controlling interest.

Investments
In the third quarter of 2002, investments of $1.4 billion related mainly to the repurchase from SBC of a 3.5% indirect interest in Bell Canada for $1.3 billion. In the third quarter of 2001, investments of $253 million included Bell Globemedia's acquisitions of CFCF-TV and CKY-TV for a total aggregate amount of $182 million. During the first nine months of 2002, total investments of $1.5 billion also included Bell Globemedia's investment of $73 million in cash for a 40% interest in a newly created company that holds a 99% interest in the TQS network as well as other television stations, and Bell Globemedia's purchase of the remaining 5% of the Comedy Network.

Divestitures
There were no significant divestitures in the third quarter of 2002 or 2001.

During the first nine months of 2002, divestitures of $469 million included:
o the partial disposal of Telebec Limited Partnership and Northern Telephone Limited Partnership through the creation of the Bell Nordiq Income Fund; and
o BCE's sale of its interest in the 1000 de la Gauchetiere West building as well as Bell Globemedia's sale of its 12% interest in the History channel.

Divestitures in the first nine months of 2001 included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion.

Issuance and Purchase of Common Shares and Preferred Shares
During the third quarter of 2002, BCE Inc. publicly issued 85 million common shares for total proceeds of $2.1 billion. Additionally, BCE Inc. issued approximately 9 million common shares, by way of private placement to SBC, for $250 million. The proceeds from these transactions will be used to pay for part of the repurchase price of SBC's indirect minority interest in Bell Canada.

In the first nine months of 2002, BCE Inc. generated $266 million from the net issuance of equity instruments.
o BCE Inc. issued 2.5 million common shares for $62 million under BCE Inc.'s and Teleglobe's stock option plans and BCE Inc.'s employee savings plan (2.7 million shares for $66 million for the same period in 2001). In the first nine months of 2001, BCE Inc. also purchased and cancelled 4.5 million of its common shares under its Normal Course Issuer Bid program for an aggregate price of $191 million.
o BCE Inc. issued twenty million Cumulative Redeemable First Preferred Shares, Series AA for aggregate proceeds of $510 million.
o BCE Inc. also repurchased 12 million Series W Preferred Shares for $306 million.

Bell Canada

                                                                          Three months                Nine months
For the period ended September 30 ($ millions)                            2002           2001         2002          2001

Cash flows from operating activities                                      1,395          1,124        3,553         2,765
Capital expenditures                                                      (712)          (777)        (2,088)       (3,149)
Dividends and interest on equity-settled notes                            (443)          (324)        (1,406)       (920)

Free cash flow                                                            240            23           59            (1,304)
Investments                                                               (44)           (7)          (53)          (110)
Divestitures                                                              9              -            315           510
Net issuance (repayment) of debt instruments                              (306)          104          290           1,150
Net repayment of equity instruments                                       -              -            -             (65)
Other                                                                     24             8            70            50

Net increase (decrease) in cash and cash equivalents                      (77)           128          681           231


Bell Canada, BCE's most significant subsidiary, generated positive free cash flow of $240 million in the third quarter of 2002, an improvement over the $23 million generated in the third quarter of 2001. On a year-to-date basis, positive free cash flow of $59 million for 2002 also reflects an improvement when compared to negative free cash flow of $1.3 billion in 2001. During the third quarter of 2002, in addition to opening liquidity, free cash flow of $240 million were used for the net repayment of $306 million in debt instruments. On a year-to-date basis, Bell Canada generated positive free cash flow of $59 million, $315 million from the creation of the Bell Nordiq Income Fund and $290 million from the net issuance of debt instruments.

On October 17, 2002, Bell Canada announced the offering of $500 million of floating rate MTN debentures pursuant to its medium term debenture program. The closing of the offering is scheduled to occur on October 30, 2002, with the net proceeds to be used for the repayment of $500 million of existing floating rate debentures.

BCE Corporate

                                                                                     Three months                Nine months
For the period ended September 30 ($ millions)                                     2002          2001         2002           2001

Cash flows relating to the repurchase of SBC's 20% interest in Bell Canada
Investment                                                                        (1,326)                   (1,326)             -
Net issuance of debt instruments                                                  1,076                      1,076              -
Net issuance of equity instruments                                                2,328                      2,328              -

                                                                                   2,078                      2,078             -
Cash flows relating to regular operations
Dividends received                                                                 322             232          952           737
Dividends paid                                                                    (287)           (259)        (800)         (777)
Investments in subsidiaries                                                        (40)           (105)        (655)         (367)
Net issuance (repayment) of debt instruments                                       (23)             (2)         144        (2,356)
Net issuance (repayment) of equity instruments                                      53              10          266          (125)
Divestitures                                                                       -                -           130         4,825
Other                                                                             (148)             55         (280)         (289)
Discontinued operations (Investment in Teleglobe)                                  -              (529)          -         (1,038)

                                                                                  (123)           (598)        (243)          610

Net increase (decrease) in cash                                                   1,955           (598)       1,835           610

During the third quarter of 2002, excluding the impact on cash flows of the financing alternatives relating to the repurchase of SBC's 20% indirect interest in Bell Canada, BCE Inc., at the corporate level, generated cash from dividends of $322 million received from its subsidiaries (primarily Bell Canada), which was used to pay dividends of $287 million to BCE Inc's shareholders, inject $40 million in Bell ExpressVu, as well as for corporate overhead expenses. During the first nine months of 2002, BCE Inc. generated cash from dividends of $952 million received from its subsidiaries (primarily Bell Canada), $410 million from the net issuance of debt and equity instruments, and $130 million from the sale of investments, which in addition to opening liquidity of $250 million, were used to pay dividends of $800 million to BCE Inc.'s shareholders, inject $98 million in Teleglobe, $392 million in BCI and $165 million in Bell ExpressVu, as well as for corporate overhead expenses.

COMMERCIAL PAPER PROGRAMS
The commercial paper programs of BCE Inc., Bell Canada and Aliant (excluding BCE Inc.'s and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling $1.9 billion at September 30, 2002, under which a total of $627 million in commercial paper was outstanding at such date. In addition, Bell Canada had $20 million of Class E Notes outstanding (nil at BCE) at September 30, 2002. Under their commercial paper programs, BCE Inc. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are extendable, at BCE Inc.'s and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE Inc. and $400 million in the case of Bell Canada.

BCE INC. CREDIT RATINGS

                                                 S&P (1)                             DBRS (2)                   Moody's (3)

Commercial Paper                                 A-1 (mid)                           R-1 (low)                  P-2
Extendable Commercial Notes                      A-1 (mid)                           R-1 (low)                  -
Long-term debt                                   A-                                  A (negative)               Baa-1 (negative)
Preferred shares                                 P-2                                 Pfd-2 (negative)           -



(1)Standard & Poor's ("S&P") (a division of The McGraw-Hill Companies Inc.) confirmed BCE Inc.'s ratings on October 22, 2002.
(2)Dominion Bond Rating Service Limited ("DBRS") confirmed BCE Inc.'s ratings on October 22, 2002.
(3)Moody's Investors Service confirmed BCE Inc.'s ratings on October 22, 2002.

Regulatory Decisions

On May 30, 2002, the CRTC issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. The impact of the CRTC decision is expected to result in a reduction of approximately $93 million in Bell Canada's EBITDA for 2002, with a cumulative financial impact thereafter of approximately $1,095 million for the remaining period covered by the decision (2003 to 2006). On August 27, 2002, AT&T Canada Corp. ("AT&T Canada") petitioned the Governor in Council to modify portions of CRTC Decision 2002-34. For further details, refer to "Risk Factors - Risks Affecting the Bell Canada Segment - Wireline Regulation".

Recent Pronouncements

Business Combinations, Goodwill and Other Intangible Assets
The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Foreign Currency Translation
Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

Stock-Based Compensation and Other Stock-Based Payments
BCE also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE Inc.'s common shares at the date of grant over the amount an employee must pay to acquire the common shares.

Legal Proceedings

WAGE PRACTICES INVESTIGATION
On August 30, 2002, Bell Canada reached a settlement with the CTEA with respect to the 1994 pay equity complaints filed by members of the CTEA before the Canadian Human Rights Tribunal. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million.
The settlement was ratified by the CTEA members on September 27, 2002. No settlement has yet been reached with members of the CEP union.

TELEGLOBE LENDING SYNDICATE LAWSUIT
A Statement of Claim was issued on July 12, 2002 in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Quebec, Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Societe Generale, The Bank of Nova Scotia, and The Toronto-Dominion Bank (collectively referred to in this paragraph as the "Plaintiffs") against BCE Inc. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc.
and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. On September 10, 2002, BCE Inc. filed a motion to stay or dismiss the action on the basis that the Ontario Superior Court of Justice does not have jurisdiction and that Quebec is the convenient forum for the adjudication of the Plaintiffs' claims. On September 27, 2002, BCE Inc. filed another motion for a declaration that the Plaintiffs' legal counsel is in a position of conflict of interest acting as counsel to the Plaintiffs and for an order removing the Plaintiffs' legal counsel as the solicitors of record for the Plaintiffs in this lawsuit. These motions are expected to be heard by the Ontario Superior Court of Justice on or about November 28, 2002. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

BELL CANADA INTERNATIONAL INC. LAWSUITS
On September 27, 2002, BCE Inc. announced that a lawsuit had been filed with the Ontario Superior Court of Justice by Wilfred Shaw, a common shareholder of BCI. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE Inc. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's recapitalization plan announced on December 3, 2001 ("Recapitalization Plan") and the implementation of BCI's plan of arrangement approved by the Ontario Superior Court of Justice on July 17, 2002. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures (the "Debentures") and that the plaintiffs were seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001.
The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. While the final outcome of any legal proceeding cannot be predicted with certainty, BCE Inc.
is of the view that it has strong defences and it intends to vigorously defend its position.

BELL GLOBEMEDIA CLASS ACTION LAWSUITS
On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit in respect of copyright infringement. The claim is that The Globe and Mail newspaper and magazines (as well as Bell Globemedia Interactive) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format, other than print, because allegedly only print rights were originally obtained with respect to that material. The relief claimed includes damages of $100 million as well as injunctive relief. The Ontario Superior Court of Justice rendered a decision on October 3, 2001, rejecting the plaintiff's motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The Ontario Superior Court of Justice declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition, but reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available the freelancer's written contents of the newspaper on electronic databases and CD-ROMS. The plaintiffs have filed a notice of appeal of this decision, and the defendants have filed a notice of cross-appeal, all of which will be heard together at some undetermined time in the future.

IRIDIUM LITIGATION
Iridium LLC ("Iridium") developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under the United States
Chapter 11  Bankruptcy  Code which are ongoing.  Iridium Canada Inc.
("Iridium Canada"), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a U.S. $800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank, on behalf of itself and this group (collectively referred to in this paragraph as the "Plaintiffs"), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium Canada was U.S. $10 million and Iridium Canada has filed an Answer to the claim. The Plaintiffs have amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for U.S. $800 million. In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the U.S. $10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims. On April 23, 2002, the court granted the defendants' motion for summary judgment to dismiss the Plaintiffs' U.S. $800 million fraud and negligent misrepresentation claims.
The Plaintiffs have filed an appeal of this decision. Also, on April 23, 2002, the court denied the defendants' motion for summary judgment to dismiss the Plaintiffs' capital contributions claim. The defendants have filed an appeal of this decision. The district judge who will decide the appeals has not given any indication of when his decision will be rendered.

In addition to the legal proceedings disclosed herein, BCE Inc. and its subsidiaries and associated companies are involved in various other claims and legal proceedings, the most significant of which are described in BCE Inc.'s Annual Information Form for the year ended December 31, 2001 ("Annual Information Form"). While the final outcome of the legal proceedings disclosed herein and in the Annual Information Form and of any other pending claims or legal proceedings cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations except as set forth in "Risk Factors -- Risks Affecting
BCE -- Potential Adverse Impact of Teleglobe Creditors Litigation". BCE intends to vigorously defend itself against all such claims and in all such proceedings.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of BCE. These forward-looking statements relate to the future financial condition, results of operations or business of BCE. These statements may be based on current expectations and estimates about the markets in which BCE operates and management's beliefs and assumptions regarding these markets.
In some cases, forward-looking statements may be identified by words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed below under the heading "Risk Factors". In addition, other risk factors relating to forward-looking statements contained herein are outlined in this MD&A. Forward-looking statements contained in this MD&A represent BCE's expectations and intentions as of the date hereof. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be announced after such statements are made.

RISK FACTORS

Risks Affecting BCE

Dependence on Bell Canada
The Bell Canada segment is the largest segment of BCE. The financial performance of BCE depends in large measure on the Bell Canada segment. For the year ended December 31, 2001, the Bell Canada segment accounted for 89% of the operating revenues, 95% of EBITDA and 147% of the net earnings applicable to common shares of BCE Inc. on a consolidated basis.

Economic and Market Conditions
BCE is affected by general economic conditions as demand for the services and products provided by BCE tends to decline when economic growth and retail and commercial activity decline. The recent slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of BCE in the first nine months of 2002. Industry-wide lower demand for data and IP broadband services has reduced Bell Canada's expected data revenue growth for 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers in the Bell Canada segment, discretionary spending on networks and other communications initiatives by enterprise customers of BCE and advertising spending by customers of Bell Globemedia. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding BCE's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of BCE in the last quarter of 2002.

Capital Intensive Business and Turmoil in Capital Markets
BCE requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. In 2002, BCE expects to spend $3.7 billion on capital expenditures within the Bell Canada segment, of which $2.4 billion had been spent as at September 30, 2002, in addition to the repurchase of SBC's minority interest in Bell Canada and refinancing outstanding indebtedness that matures during the year. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. BCE funds its capital needs from cash generated by operations, borrowings from commercial banks and debt and equity offerings in the capital markets. The ability of BCE to finance its operations and its cost of funding will depend on its ability to access the capital markets, the syndicated commercial loan market and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If BCE cannot raise adequate capital, BCE may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Equity financing may lead to dilution of existing equity investors, while increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Financing of the Acquisition of SBC's Minority Interest in Bell Canada
BCE Inc. has arranged for interim financing consisting of a $3.3 billion bridge facility (the "Bridge Facility"), under which approximately $1.135 billion was drawn as at September 30, 2002, and up to $3.192 billion (subject to reductions in accordance with the relevant agreements) which may be borrowed from SBC pursuant to the financing made available by SBC (the "SBC Financing") to finance BCE Inc.'s repurchase of SBC's indirect minority interest in Bell Canada. The Bridge Facility will mature in June 2004 and, if drawn upon, the SBC Financing will mature up to 18 months from the borrowing date. BCE Inc. currently intends to draw only temporarily on the Bridge Facility and not to borrow from SBC, except to the extent amounts drawn under the Bridge Facility together with other sources of financing are insufficient to pay, on or before January 3, 2003, all or part of the remaining $4.99 billion purchase price for SBC's remaining indirect minority interest in Bell Canada. BCE Inc. plans to finance the remaining $4.99 billion purchase price through a combination of the issuance of BCE Inc. common shares to the public (which issuance closed on August 12, 2002 and generated net proceeds of approximately $2.0 billion to BCE Inc.), $500 million from private placements of common shares to SBC, the issuance of BCE Inc. debt securities to the public and the use of a portion of the net proceeds from the previously announced sale of Bell Canada's directories business expected to close, subject to certain conditions, no later than the end of November 2002. To the extent BCE is unsuccessful in closing the Bell Canada directories sale transaction, BCE Inc. will need to rely on the interim financing facilities which in turn may lead to a decline in BCE Inc.'s credit ratings and increased borrowing costs. To the extent BCE Inc. is unsuccessful in closing its proposed public debt offering, it will need to rely on the interim financing facilities which will increase BCE Inc.'s borrowing costs. In such cases, BCE Inc. would have to refinance such borrowings by June 2004 and, if such borrowings were refinanced with the issuance of additional equity securities, existing equity investors would incur dilution. There can be no assurance that BCE Inc. will be able to complete the proposed public offering of debt securities or that it will raise all or part of the expected proceeds from such offering.



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Credit Ratings
BCE Inc. will increase its level of consolidated debt in connection with its repurchase of SBC's 20% indirect minority interest in Bell Canada. In addition, the closing of the sale of Bell Canada's directories business is expected to take place no later than the end of November 2002, followed by a portion of the net proceeds flowing to BCE Inc. The increased debt load or a withdrawal of assets for other than fair value from Bell Canada may lead the credit rating agencies to downgrade the credit rating of BCE Inc. or Bell Canada which would increase the funding costs of BCE Inc. and may preclude BCE Inc. from drawing funds under the Bridge Facility. On June 28, 2002, after BCE Inc. announced the acquisition of SBC's indirect minority interest in Bell Canada, DBRS confirmed BCE Inc.'s long term debt rating at A with a negative trend and S&P downgraded BCE Inc.'s long term debt rating from A+ to A- with a stable outlook. On
July 12, 2002, Moody's downgraded BCE Inc.'s long term debt from A3 to Baa1 with a negative outlook. On October 22, 2002, S&P, DBRS and Moody's all confirmed BCE Inc.'s long term debt ratings.

Monetization of Non Core Assets/Businesses
BCE Inc. intends to use a portion of the net proceeds from the sale of the Bell Canada directories business to finance its repurchase of SBC's indirect minority interest in Bell Canada. The sale of the directories business is subject to a number of conditions precedent. Therefore, there can be no assurance that the closing of the transaction will take place or will not be delayed beyond November 2002. In addition, BCE may also sell or monetize other non-strategic businesses and assets. There can be no assurance that BCE will be able to conclude other monetization transactions at satisfactory pricing levels, if at all. If BCE is unable to sell or monetize these assets, BCE may need to find alternatives and potentially more expensive sources of capital and continue to operate businesses that are ancillary to its core businesses.

Teleglobe
Teleglobe and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from their respective creditors in Canada, the United States, the United Kingdom and in certain other jurisdictions. At the time the bankruptcy proceedings were initiated, Teleglobe owed approximately U.S. $5.1 billion to its unsecured creditors, including approximately U.S. $1.3 billion to bank creditors and approximately U.S. $1.2 billion to public debenture holders. An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately U.S. $94 million on a debtor-in-possession basis
(the "DIP Facility") as well as a U.S. $25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan (the "Employee Facility"). On September 20, 2002, following the closing of the sale by Teleglobe of its equity interest in Intelsat, Ltd. for U.S. $65 million, all outstanding borrowings under the DIP Facility (U.S. $55 million) were repaid and the availability thereunder was reduced from U.S. $93.6 million to U.S. $50 million. The revised DIP Facility provides that Teleglobe will not be allowed to borrow until such time as all the remaining proceeds of the Intelsat, Ltd. sale will have been used to fund Teleglobe's operations. Effective September 30, 2002, the availability under the DIP Facility was further reduced to U.S. $30 million and its maturity extended to the earlier of the date of execution of the management agreement referred to below and November 30, 2002. As of October 23, 2002, no amount is outstanding under the DIP Facility and the Employee Facility (an aggregate of U.S. $7.4 million previously advanced under the Employee Facility has been repaid by way of set-off). There can be no assurance that Teleglobe will be able to repay amounts advanced by BCE under the DIP Facility and the Employee Facility or that realization of any security will be sufficient to repay BCE. If
Teleglobe is unable to repay any amounts borrowed, BCE may be required to write off all or a portion of the loans.

On September 19, 2002, Teleglobe announced the execution of an agreement for the sale to affiliates of TenX Capital Partners and Cerberus Capital Management (the "Purchasers") of its core telecommunications business for US$155 million, subject to certain adjustments. The parties also indicated that they intend to enter into an agreement for the management by the Purchasers of the core telecommunications business upon satisfaction of certain conditions, including the consent of Bell Canada to the assignment of its contracts with Teleglobe to the Purchasers.  Closing is expected to occur in early 2003 upon granting of
all regulatory and other approvals.   The foregoing transaction being subject
to a number of conditions, there can be no assurance that it will be completed on the agreed terms or at all, so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While BCE will make every effort to protect customers, there can be no assurance that the customers of BCE could not encounter temporary service disruptions or reduced quality of service should BCE encounter delays in migrating its customers to other carriers. Some customers of BCE who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

BCE Inc.'s decision to cease long term funding to Teleglobe may affect the future willingness of creditors and other investors to provide funds to BCE and the terms on which future funds may be provided. For example, creditors and investors may seek pricing to reflect the possible withdrawal of BCE Inc. support, financial covenants imposed on the borrower or covenants to assure the financial support of BCE Inc., as a condition of funding.

Potential Adverse Impact of Teleglobe Creditors Litigation
Certain members of the Teleglobe lending syndicate (the "Plaintiffs") filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid.

While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. There is no assurance other creditors of Teleglobe Inc. or its subsidiaries (including Teleglobe Inc. bondholders) may not also attempt to assert claims against BCE Inc. In the event that a final court determination awards significant damages in favour of the Plaintiffs in any such claims, the effect of such a determination could materially adversely affect the financial condition of BCE Inc. For more details, refer to the description of this proceeding under "Legal Proceedings - Teleglobe Lending Syndicate Lawsuit".

Productivity Initiatives
BCE has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications enabling increased levels of customer self service and improved workforce management tools and the integration and standardization of various business processes. A majority of these initiatives are expected to deliver on-going productivity benefits. If BCE does not successfully implement these initiatives on a timely basis, BCE's profitability and return on capital could be adversely affected.



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

Revenue Initiatives
BCE seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If BCE is unable to realize these goals, BCE's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for BCE's products and services are affected by factors such as technology development and innovation, sociodemographic trends, levels of business investment and general macro economic conditions.

Competition
The markets in which BCE carries on business are characterized by vigorous competition. BCE faces many competitors with substantial financial, marketing, personnel and technological resources. In some cases, competition results from competitors within the same market segment, as well as from other businesses and industries. In addition, while competitors of BCE already include both domestic and foreign entities, the number of foreign-based competitors with large resources may increase in the future.

Some industries in which BCE competes are consolidating. Mergers and acquisitions, as well as strategic alliances, restructurings, partnerships and joint ventures can create new and larger participants. Such transactions may result in stronger competitors with broad skills and significant resources. Furthermore, new competitors of BCE may emerge from time to time through the development of new technologies, products and services, and other factors.

Product pricing and customer service are under continued pressure while the necessity to reduce costs, manage expenses and generate productivity savings is ongoing. Competition may impact BCE's ability to retain existing and attract new customers, as well as affect revenues and network capacity. BCE must not only try to anticipate, but also respond promptly to, continuous and rapid developments in its businesses and markets.

Rapid Technological Change; New Services
The markets in which BCE operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of BCE will depend in significant part on its ability to anticipate industry standards, successfully introduce new technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as BCE seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond BCE's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that BCE will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Internet Growth
The prospects for growth in BCE revenues may be affected by the level of increases in Internet traffic. Internet traffic is driven by residential and business Internet usage and has overtaken the volume of voice telephony traffic on many routes. Growth in Internet traffic will depend on the development of bandwidth intensive applications that achieve market acceptance and the increasing use of the Internet as a medium for commerce and communications. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and may not continue. If Internet traffic does not grow or grows more slowly than expected, BCE's financial condition and results of operations could be materially adversely affected.

Network Failures
Network failures or mistakes in the provision of services could materially harm the business of BCE Inc., including customer relationships and operating results. The operations of BCE are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of BCE.

Holding Company Structure
BCE Inc. is a holding company with no material sources of income or assets of its own other than the interests that it has in its subsidiaries and associated companies. Substantially all of BCE Inc.'s operations are conducted through its subsidiaries and associated companies. BCE Inc.'s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are dependent upon the ability of its subsidiaries and associated companies to pay dividends or otherwise make distributions to it. BCE Inc.'s subsidiaries and associated companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries or associated companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries and associated companies.

Skilled Personnel
The success of BCE is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements
A significant number of employees of BCE are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of BCE. The collective agreements between Bell Canada and the CEP representing approximately 400 operator service employees and approximately 7,000 craft and service employees expire in November 2003. The collective agreement between Bell Canada and the CTEA representing approximately 1,000 communication sales employees expires on December 31, 2003.

Litigation and Changes in Laws
BCE is subject to risks related to pending or future litigation or regulatory initiatives or proceedings. In addition, changes in laws or regulations, or the adoption of new laws or regulations, could also have a material adverse effect on BCE's businesses, operating results and financial condition.



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

Pension Fund Contributions
The value of the assets of the pension funds of BCE Inc. and of certain of its subsidiaries (including Bell Canada) currently exceeds the amount of the pension benefit obligation. This surplus has not only dispensed BCE Inc. and certain of such subsidiaries from having to make regular contributions to their employees' pension funds but has also resulted in BCE recording pension credits which have had a positive impact on BCE's net earnings. The recent state of capital markets combined with historically low interest rate levels have caused a substantial decrease in such companies' pension funds' surplus and pension credits and have adversely affected BCE's net earnings. Should capital markets continue to provide lower than expected returns and should interest rates remain at low levels, the surplus in BCE Inc.'s and such subsidiaries' pension funds could continue to decrease and potentially be entirely eliminated. Accordingly, BCE Inc. and such subsidiaries could be required to start contributing, or increase their contributions, to their employees' pension fund and BCE's net earnings could be materially adversely affected.

Risks Affecting the Bell Canada Segment

Ongoing Competition
With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada, Aliant Inc. and their subsidiaries and associated companies (collectively referred to as "Bell Canada" in this section) face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure.

Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted.

The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Wireline Regulation
Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the CRTC. Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers ("ILECs") such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision.

In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. The price cap decision includes a reduction in the rates that incumbent telephone companies charge their competitors for certain services. The new price cap regime recently introduced by the CRTC raises certain risks for Bell Canada. For example, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. On August 27, 2002, AT&T Canada petitioned the Governor in Council to modify portions of the price cap decision. Among other things, AT&T Canada requests that the prices of certain network facilities and services purchased by competitors be reduced, effective June 1, 2002, to a level that reflects recovery only of the incumbents' costs, that such costs be determined in a new manner in a follow-up proceeding by the CRTC to be completed by the end of June 2003, and that prices be reduced by 50%, effective June 1, 2002 pending completion of such proceeding. On September 19, 2002, Aliant, Bell Canada, Manitoba Telecom and SaskTel filed their response to the petition. The response points out that AT&T Canada is making essentially the same proposal that it made in the public hearing conducted by the CRTC, a proposal which the CRTC rejected on the basis that it would not foster facilities-based competition, would introduce disincentives for the construction of facilities, would undermine the development of a wholesale market and likely lead to significant distortions in the retail market, and would not lead to just and reasonable rates. The response requests that the Governor in Council reject the petition categorically. Of the numerous parties, including competitors, that participated in the CRTC proceeding which led to the price cap decision, AT&T Canada is the only party that has petitioned the Governor in Council for changes to the decision. The time period stipulated in the Telecommunications Act for any party to file a petition expired on August 28, 2002. Other parties may file submissions in response to the AT&T Canada petition. The Governor in Council must render a decision by May 30, 2003.

Wireless Regulation
The operation of cellular, personal communications service ("PCS") and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the Radiocommunication Act. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Quebec and the original PCS license in Ontario and Quebec.

New Wireless License Acquisitions; Wireless Network Expansion
Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in early 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility expects to substantially complete the expansion of its western networks by the end of 2002. The expected level of operating expenditures associated with this network expansion could increase as Bell Mobility will seek to secure new customers. Some of Bell Mobility's competitors were awarded additional spectrum licenses in Bell Mobility's current operating regions thereby increasing their overall spectrum capacity that has the potential for increasing competition and market share losses in such regions. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles
Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.



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

Radio Frequency Emission Concerns
Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Bell ExpressVu
To date, Bell ExpressVu has funded operating losses through capital injections from BCE Inc. Bell ExpressVu may access external funding from other sources to achieve its business plan, thereby reducing the capital injections needed from BCE Inc. or any other BCE group entity. However, such access is based on a business plan that is subject to various assumptions and estimates, including subscriber base, average revenue per subscriber and costs for acquiring new subscribers. Bell ExpressVu also faces a risk associated with the possible loss of revenue resulting from theft of its services which, while mitigated through technical and legal action, may require additional capital and operating expenditures. If the business plan is not achieved, greater losses than planned would occur, requiring Bell ExpressVu to seek additional financing. There is no assurance that Bell ExpressVu will be successful in obtaining such financing on favourable terms and conditions.

The success of Bell ExpressVu's DTH business strategy is subject to factors that are beyond its control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. Consequently, the size of the Canadian market for digital DTH services, the rates of penetration of that market, the churn rate, the extent and nature of the competitive environment and the ability of Bell ExpressVu to meet revenue and cost expectations are uncertain. There is no assurance that Bell ExpressVu will be profitable in delivering its DTH services. In addition, Bell ExpressVu's DTH services are provided solely through the Nimiq Direct Broadcast Satellite operated by Telesat. Satellites are subject to significant risks, including manufacturing defects, destruction or damage that may prevent proper commercial use, or result in the loss of the satellite. Any such loss, manufacturing defects, damage or destruction of the satellite would have a material adverse impact on Bell ExpressVu's results of operations and financial condition. Bell ExpressVu is subject to regulation under programming and carriage requirements under the Broadcasting Act. Changes in such regulation could adversely affect the competitive posture of the services provided by Bell ExpressVu or its costs of providing services.

Bell ExpressVu's competitors have pursued, and may continue to pursue, aggressive marketing campaigns and pricing policies targeting the existing customers of Bell ExpressVu. In addition, Bell ExpressVu has recently faced increased competition from unregulated US DTH services sold illegally in Canada. Although Bell ExpressVu has, to date, been successful in increasing market share in the face of such competition, there is no assurance that such success will continue nor that Bell ExpressVu will be able to increase average revenue per subscriber, or maintain or reduce subscriber acquisition costs. In order to clarify the threat posed by competition from unregulated US DTH services, Bell ExpressVu has initiated, or is participating in, a number of legal actions which are challenging any potential legitimate basis for the sale of US DTH equipment in Canada.

Risks Affecting Bell Globemedia

Dependence on Advertising
Advertising is related to economic growth and tends to follow Canadian gross domestic product. Accordingly, economic downturns may adversely impact Bell Globemedia's ability to maintain or generate revenue growth since its revenue base from the television, print and interactive sectors is largely dependent on advertising revenues.

Market Fragmentation
Market fragmentation in television broadcasting has increased over the last decade as a result of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. Furthermore, new Web-based services available over the Internet are expected to provide alternative niche services to consumers, continuing the fragmentation of the viewing market. There can be no assurance that Bell Globemedia will be able to maintain or increase its current ability to reach television viewers with programming content that is satisfactory to the public, or that Bell Globemedia will be able to maintain or increase its current advertising revenues since advertising revenues depend in part on the reach and attractiveness of programming content.

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New Print Competitors
Competition has intensified in the print sector, with the launch of the National Post in 1998 and the launch of several commuter papers in the Toronto market. Increased print competition has led to increased circulation and other costs and price competition on advertising, resulting in a decline in profit margins at The Globe and Mail. There can be no assurance that The Globe and Mail will revert to the level of profit margins which existed before such increased competition was introduced.

Broadcast Regulation
Each of CTV's conventional and specialty services operates under a license issued by the CRTC for a fixed term, up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the regulations enacted thereunder, the policies and decisions of the CRTC, and the conditions and expectations established in each licensing or renewal decision. These requirements may change or be amended from time to time. License renewals are typically granted by the CRTC, although conditions of license and expectations are often varied or amended at the time of renewal. There can be no assurance that any such licenses will be renewed. In addition, any renewals, changes or amendments may have a material adverse effect on Bell Globemedia.

Risks Affecting BCE Emergis

Adoption of E-Commerce
In order for BCE Emergis to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated.

In order to build its recurring revenue base, the number of transactions that BCE Emergis processes must increase. This increase will depend on the rate at which its solutions are adopted by its customers and by its channel partners' customers (i.e. customers of its distributors). It will also depend on its ability to stimulate its channel partners, such as large financial institutions and insurance companies, in being pro-active and successful in selling BCE Emergis' solutions to their customers.

Operating Results
On April 5, 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offering and operating costs. Should BCE Emergis fail to successfully implement such plan, the results of operations of BCE Emergis could be materially adversely affected.

BCE Emergis' quarterly revenue is difficult to forecast since the market for
 e-commerce is rapidly evolving. The level of non-recurring revenue in any period is significantly affected by the economic environment and its impact on sales cycles, its ability to enter into new sales agreements, and by the announcements and product offerings of its competitors as well as alternative technologies.

Quarterly operating results of BCE Emergis have fluctuated in the past and BCE Emergis expects them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue.

Success of U.S. Operations
BCE Emergis is expanding its operations in the United States. BCE Emergis has limited experience in marketing, selling and supporting its services in other countries, including the United States. BCE Emergis may not be able to successfully market, sell, deliver and support its services in the United States. BCE Emergis will need to devote significant management and financial resources to its expansion in the United States. In particular, BCE Emergis will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and BCE Emergis may be unable to attract and retain qualified staff. If BCE Emergis is unable to expand its international operations successfully and in a timely manner, its business and operating results could be materially harmed.

Risks Affecting BCE Ventures

Telesat

In August 2001, Boeing Satellite Systems ("Boeing"), the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite and on July 19, 2002, advised Telesat that the amount of available power onboard the satellite continues to decline. Boeing is now postulating that the available power could decline beyond levels previously expected and is investigating the cause of the power loss but, at this time, cannot accurately quantify the eventual extent of the degradation. If the situation does not change, at current observed rates of power degradation, certain core services on the satellite could be affected starting in mid 2005. Telesat has begun the planning required to take the appropriate action to provide its customers with continuous service. Telesat has insurance in place to cover such occurrences and intends to file a claim at the appropriate time. Although management believes that any claim it makes in connection with the power anomaly will be resolved successfully, there can be no assurances on the ultimate timing, amount or success of the settlement of such claim.

CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS



--------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                      Three months            Nine months
                                                                                   ---------------------------------------------
($ millions, except share amounts) (unaudited)                                           2002    2001(1)        2002     2001(1)
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                      4,822      4,818      14,596      14,227
                                                                                   ---------------------------------------------
Operating expenses                                                                      2,870      2,941       8,887       8,812
Amortization expense                                                                      771        963       2,352       2,878
Net benefit plans credit                                                                  (7)       (26)        (25)        (90)
Restructuring and other charges (Note 4)                                                   79                    492         239
                                                                                                       -
                                                                                   ---------------------------------------------
Total operating expenses                                                                3,713      3,878      11,706      11,839
                                                                                   ---------------------------------------------
Operating income                                                                        1,109        940       2,890       2,388
Other income (expense)  (Note 5)                                                          (4)         69         226       4,026
                                                                                   ---------------------------------------------
Earnings from continuing operations before the under-noted items                        1,105      1,009       3,116       6,414
                                                                                   ---------------------------------------------
Interest expense     - long-term debt                                                     269        235         763         709
                     - other debt                                                          19         20          49          92
                                                                                   ---------------------------------------------
Total interest expense                                                                    288        255         812         801
                                                                                   ---------------------------------------------
Earnings from continuing operations before
  income taxes and non-controlling interest                                               817        754       2,304       5,613
Income taxes                                                                              303        368         840       1,728
Non-controlling interest                                                                  130         49         401         224
                                                                                   ---------------------------------------------
Earnings from continuing operations                                                       384        337       1,063       3,661
Discontinued operations (Note 6)                                                                   (465)       (340)     (2,862)
                                                                                            -
                                                                                   ---------------------------------------------
Net earnings (loss)                                                                       384      (128)         723         799
Dividends on preferred shares                                                            (16)       (16)        (43)        (50)
                                                                                   ---------------------------------------------
Net earnings (loss) applicable to common shares                                           368      (144)         680         749
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share - basic (Note 7)
    Continuing operations                                                                0.43       0.40        1.23        4.47
    Net earnings (loss)                                                                  0.43     (0.18)        0.82        0.93
Net earnings (loss) per common share - diluted (Note 7)
    Continuing operations                                                                0.42       0.39        1.22        4.43
    Net earnings (loss)                                                                  0.42     (0.18)        0.82        0.92
Dividends per common share                                                               0.30       0.30        0.90        0.90
Average number of common shares outstanding (millions)                                  864.1      807.9       827.3       807.8
--------------------------------------------------------------------------------------------------------------------------------
The following is a reconciliation of net earnings to reflect the comparative impact of the non-amortization of goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):

Adjusted net earnings (loss)
Net earnings (loss), as reported                                                          384      (128)         723         799
Amortization expense on goodwill and indefinite-life intangible assets                               237                     737
                                                                                            -                      -
                                                                                   ---------------------------------------------
Net earnings, adjusted                                                                    384        109         723       1,536
--------------------------------------------------------------------------------------------------------------------------------
Adjusted net earnings per common share
    Basic                                                                                0.43       0.12        0.82        1.84
    Diluted                                                                              0.42       0.11        0.82        1.82
--------------------------------------------------------------------------------------------------------------------------------

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

-------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                               Three months           Nine months
                                                                           ----------------------------------------------
($ millions) (unaudited)                                                           2002       2001     2002         2001
-------------------------------------------------------------------------------------------------------------------------

Balance at beginning of period, as previously reported                          (7,649)      1,627      712        1,339
                                                                                                    (8,180)
Adjustment for change in accounting policy (Note 1)                        -           -                   -
                                                                           ----------------------------------------------
Balance at beginning of period, as restated                                     (7,649)      1,627  (7,468)        1,339
    Net earnings                                                                    384      (128)      723          799
    Dividends                       - Preferred shares                             (16)       (16)     (43)         (50)
                                    - Common shares                               (272)      (243)    (757)        (727)
                                                                           ----------------------------------------------
                                                                                  (288)      (259)    (800)        (777)
     osts relating to the issuance of common shares                                (62)                (62)
    C                                                                                  -                   -
     remium on redemption of common and preferred shares
    P                                                                      -           -                (6)        (108)
    Other                                                                            10        (2)        8         (15)
                                                                           ----------------------------------------------
Balance at end of period                                                        (7,605)      1,238  (7,605)        1,238
-------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  September 30     December 31
($ millions) (unaudited)                                                                               2002(1)            2001
-------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
   Cash and cash equivalents(2)                                                                          2,870             569
   Accounts receivable                                                                                   2,547           4,118
   Other current assets                                                                                    871           1,213
                                                                                               --------------------------------
Total current assets                                                                                     6,288           5,900
Investments                                                                                                987           1,106
Capital assets                                                                                          20,158          25,861
Future income taxes                                                                                        728           1,031
Other long-term assets                                                                                   3,266           3,363
Indefinite-life intangible assets                                                                          879             866
Goodwill                                                                                                 6,677          15,947
                                                                                               --------------------------------
Total assets                                                                                            38,983          54,074
-------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                                              3,722           5,792
   Income and other taxes payable                                                                           33             681
   Debt due within one year                                                                              2,780           5,263
                                                                                               --------------------------------
Total current liabilities                                                                                6,535          11,736
Long-term debt                                                                                          12,470          14,861
Future income taxes                                                                                        922             924
Other long-term liabilities                                                                              2,998           4,129
                                                                                               --------------------------------
Total liabilities                                                                                       22,925          31,650
                                                                                               --------------------------------
Non-controlling interest                                                                                 4,937           5,625
                                                                                               --------------------------------
SHAREHOLDERS' EQUITY
Preferred shares                                                                                         1,510           1,300
                                                                                               --------------------------------
Common shareholders' equity
   Common shares(3)                                                                                     16,217          13,827
   Contributed surplus                                                                                     980             980
   Retained earnings (deficit)                                                                         (7,605)             712
   Currency translation adjustment                                                                          19            (20)
                                                                                               --------------------------------
Total common shareholders' equity                                                                        9,611          15,499
                                                                                               --------------------------------
Total shareholders' equity                                                                              11,121          16,799
                                                                                               --------------------------------
Total liabilities and shareholders' equity                                                              38,983          54,074
-------------------------------------------------------------------------------------------------------------------------------

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

(2) At December 31, 2001, cash and cash equivalents include $233 million of restricted cash (nil at September 30, 2002). This amount represented BCE's share of Telecom Americas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(3) At September 30, 2002, 905,025,009 (808,514,211 at December 31, 2001)
BCE Inc. common shares and 22,027,936 (18,527,376 at December 31, 2001)
BCE Inc. stock options were outstanding. 94 million common shares were issued during the third quarter of 2002 in connection with the repurchase by BCE Inc. of SBC Communications Inc.'s indirect minority interest in Bell Canada (refer to Note 3 "Business acquisitions and dispositions"). The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE Inc. common share for each Teleglobe stock option held. At September 30, 2002, the Teleglobe stock options outstanding were exercisable into 6,073,878 BCE Inc. common shares (10,204,966 at December 31, 2001).

CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                    Three months           Nine months
                                                                                ----------------------------------------------
($ millions) (unaudited)                                                                2002    2001(1)       2002    2001(1)
------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Earnings from continuing operations                                                      384        337      1,063      3,661
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
   Amortization expense                                                                  771        963      2,352      2,878
   Restructuring and other charges                                                        67       (19)        472        184
   Net gains on investments                                                             (11)      (147)      (175)    (4,038)
   Future income taxes                                                                   109        160       (10)        503
   Other items                                                                            14        280        134      (103)
   Changes in non-cash working capital components                                        152      (327)      (496)      (111)
                                                                                ----------------------------------------------
                                                                                       1,486      1,247      3,340      2,974
                                                                                ----------------------------------------------
Cash flows from investing activities
Capital expenditures                                                                   (904)    (1,034)    (2,697)    (3,803)
Investments                                                                          (1,399)      (253)    (1,507)      (383)
Divestitures                                                                              14         14        469      4,608
Other items                                                                               18         38          5       (49)
                                                                                ----------------------------------------------
                                                                                     (2,271)    (1,235)    (3,730)        373
                                                                                ----------------------------------------------
Cash flows from financing activities
Increase (decrease) in notes payable and bank advances                                  (60)      (238)        426    (2,527)
Issue of long-term debt                                                                1,105        780      2,400      2,056
Repayment of long-term debt                                                            (299)      (235)      (802)      (963)
Issue of common shares                                                                 2,381         10      2,390         66
                                                                                        (78)                  (78)
Costs relating to the issuance of common shares                                             -                     -

Purchase of common shares for cancellation                                      -           -          -                (191)
                                                                                                               510
Issue of preferred shares                                                       -           -                     -
                                                                                                             (306)
Redemption of preferred shares                                                  -           -                     -
Dividends paid on common and preferred shares                                          (255)      (259)      (758)      (777)
Issue of common shares, preferred shares, convertible debentures
   and equity-settled notes by subsidiaries to non-controlling interest                   44          3        201      1,370

Redemption of preferred shares by subsidiaries                                  -           -          -                (346)
Dividends paid by subsidiaries to non-controlling interest                             (134)      (117)      (321)      (268)
Other items                                                                             (40)       (17)       (36)         17
                                                                                ----------------------------------------------
                                                                                       2,664       (73)      3,626    (1,563)
                                                                                ----------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                               1        (1)          1        (1)
                                                                                ----------------------------------------------
Cash provided by (used in) continuing operations                                       1,880       (62)      3,237      1,783

Cash used in discontinued operations                                            -                 (643)      (936)      (955)
                                                                                ----------------------------------------------
Net increase (decrease) in cash and cash equivalents                                   1,880      (705)      2,301        828
Cash and cash equivalents at beginning of period                                         990      1,793        569        260
                                                                                ----------------------------------------------
Cash and cash equivalents at end of period                                             2,870      1,088      2,870      1,088
------------------------------------------------------------------------------------------------------------------------------


(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), using the same accounting policies as outlined in Note 1 of the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002 except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Basis of presentation
All financial information for periods prior to the second quarter of 2002 were restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. ("Teleglobe") and Bell Canada International Inc. ("BCI") as discontinued operations (refer to Note 6 "Discontinued operations"), and the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent pronouncements") effective in the first quarter of 2002. In addition, effective in the second quarter of 2002, BCE ceased to consolidate the financial results of Teleglobe and BCI, and now holds these investments at cost. (refer to Note 6 "Discontinued operations").

Recent pronouncements
Business Combinations, Goodwill and Other Intangible Assets
The CICA issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. BCE's management allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The following represents a reconciliation of the stated goodwill as at September 30, 2002:


----------------------------------------------------------------------------
($ millions)
----------------------------------------------------------------------------

Goodwill, January 1, 2002                                             15,947

Transitional goodwill impairment charge                               (8,652)
Goodwill acquired during the year (1)                                  1,065
Deconsolidation of Teleglobe and BCI                                  (1,754)
Other                                                                     71

                                                             ----------------
Goodwill, September 30, 2002                                           6,677
----------------------------------------------------------------------------

(1) The goodwill acquired during 2002 relates primarily to the repurchase by Bell Canada Holdings Inc. ("BCH") for cancellation of a portion of its outstanding shares from SBC Communications Inc.("SBC") for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

Foreign Currency Translation
Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

Stock-Based Compensation and Other Stock-Based Payments
BCE also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE Inc.'s common shares at the date of grant over the amount an employee must pay to acquire the common shares. The following outlines the impact and assumptions used if the compensation cost for BCE's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

For the period ended September 30, 2002                        Three Months    Nine Months
---------------------------------------------------------------------------------------------

Net earnings, as reported ($ millions)                                    384            723
Pro forma impact ($ millions)                                            (15)           (21)
                                                              -------------------------------
Pro forma net earnings ($ millions)                                       369            702
Pro forma net earnings per common share (basic) ($)                      0.41           0.80
Pro forma net earnings per common share (diluted) ($)                    0.41           0.79
Assumptions used in Black Scholes option princing model:
Dividend yield                                                           3.6%           3.3%
Expected volatility                                                       30%            30%
Risk-free interest rate                                                  3.9%           4.6%
Expected life (years)                                                     4.2            4.5
Number of options granted                                           1,119,845      7,946,979
Weighted average fair value of options granted ($)                         $5             $7
---------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

2. SEGMENTED INFORMATION

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All other businesses are combined, for management purposes, in the BCE Ventures segment.

------------------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                                    Three months            Nine months
                                                                                ----------------------------------------------
($ millions)                                                                           2002       2001        2002        2001
------------------------------------------------------------------------------------------------------------------------------
Operating revenues
Bell Canada                External                                                   4,260      4,289      12,819      12,570
                           Inter-segment (1)                                             54         37         138          96
                                                                                ----------------------------------------------
                                                                                      4,314      4,326      12,957      12,666
Bell Globemedia            External                                                     263        240         880         831
                           Inter-segment                                                 10          6          31          18
                                                                                ----------------------------------------------
                                                                                        273        246         911         849
BCE Emergis                External                                                     102        126         299         346
                           Inter-segment                                                 33         47         110         129
                                                                                ----------------------------------------------
                                                                                        135        173         409         475
BCE Ventures               External                                                     197        162         594         474
                           Inter-segment                                                 61        100         188         283
                                                                                ----------------------------------------------
                                                                                        258        262         782         757
Corporate and other        External                                                                  1           4           6
                                                                                          -
                           Inter-segment                                                 39         10         121          55
                                                                                ----------------------------------------------
                                                                                         39         11         125          61
                                                                                ----------------------------------------------
Less: Inter-segment eliminations (1)                                                  (197)      (200)       (588)       (581)
                                                                                ----------------------------------------------
Total operating revenues                                                              4,822      4,818      14,596      14,227
------------------------------------------------------------------------------------------------------------------------------
EBITDA (2)
Bell Canada                                                                           1,891      1,818       5,501       5,172
Bell Globemedia                                                                          17        (6)         108          65
BCE Emergis                                                                              19         35          10          92
BCE Ventures                                                                             67         73         217         202
Corporate and other, including inter-segment eliminations                              (42)       (43)       (127)       (116)
                                                                                ----------------------------------------------
Total EBITDA                                                                          1,952      1,877       5,709       5,415
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) applicable to common shares
Bell Canada                                                                             336        272       1,016         764
Bell Globemedia                                                                        (11)       (52)           1       (125)
BCE Emergis                                                                              19       (70)        (58)       (236)
BCE Ventures                                                                             16        137          99         229
Corporate and other, including inter-segment eliminations                                24         50           5       3,029
                                                                                ----------------------------------------------
Total earnings from continuing operations                                               384        337       1,063       3,661
Discontinued operations                                                                          (465)       (340)     (2,862)
                                                                                          -
Dividends on preferred shares                                                          (16)       (16)        (43)        (50)
                                                                                ----------------------------------------------
Total net earnings (loss) applicable to common shares                                   368      (144)         680         749
------------------------------------------------------------------------------------------------------------------------------


(1) Certain comparative figures have been reclassified to conform to the current period presentation.

(2) "EBITDA" is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses "EBITDA", amongst other measures, to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

BCE Acquisition of SBC's 20% interest in BCH
On June 28, 2002, BCE Inc., BCH and entities controlled by SBC entered into agreements that will lead to the repurchase by BCE Inc. of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE Inc.'s ownership in BCH to 83.5%. In addition, BCE Inc. has the option ("BCE option") to repurchase and SBC has the option ("SBC option") to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of $4.99 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE Inc. will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE Inc.'s discretion.

BCE Inc. has completed or intends to complete the following steps towards raising the necessary funds to finance the $6.3 billion repurchase price of SBC's indirect interest in Bell Canada:
o $1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year non-revolving credit agreement;
o proceeds from the issuance on July 15, 2002 of nine million BCE Inc. common shares for $250 million ($27.63 per share), by way of a private placement to SBC;
o net proceeds from the public issuance on August 12, 2002 of 85 million common shares of BCE Inc. for $2 billion ($24.45 per share);
o net proceeds expected to be received from the proposed public issuance by BCE Inc. of $1.5 to $2 billion of long-term notes, expected to close by the end of October 2002;
o $1 to $1.5 billion expected to be accessed from Bell Canada, representing a portion of the net after-tax proceeds expected to flow to BCE Inc. from the sale of Bell Canada's and certain affiliates' directories business (see "Sale of Directories Business"); and
o a second private placement to SBC of up to $250 million, planned on the second closing expected on or before January 3, 2003.

In the event BCE Inc. does not secure financing for all of the remaining balance of the $6.3 billion repurchase price on or before January 3, 2003, BCE Inc.'s current intention is to draw down on the remaining available balance of the two-year non-revolving credit agreement. Although BCE Inc. does not currently intend to do so, should amounts drawn under the two-year non-revolving credit agreement together with the proceeds resulting from the sources of financing referred to above be insufficient, BCE Inc. could pay the remaining balance of the $6.3 billion repurchase price by issuing notes to SBC.

As part of the agreements, BCE Inc. will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities held by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option ("BCH option") to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH shares, exercisable no later than April 24, 2003.

Sale of Directories Business
On September 13, 2002, BCE Inc. announced the sale by Bell Canada and certain affiliates of their directories business for $3 billion cash (subject to certain post-closing adjustments) to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers' Merchant Bank, the private equity arm of the Ontario Teachers' Pension Plan Board (collectively, the "Purchasers"). The sale includes 209 print White Pages and Yellow Pages directories in Ontario and Quebec, the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories and Bell ActiMedia's 12.86% interest in the Aliant ActiMedia General Partnership. $1 to $1.5 billion of the net proceeds from the sale are expected to flow to BCE Inc. to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada, with the remaining proceeds being used by Bell Canada for its ongoing financing needs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

The Purchasers will own an approximate 90% equity interest of an acquisition vehicle that will hold the directories business. Bell Canada or one of its affiliates will acquire an approximate 10% equity interest in the acquisition vehicle for approximately $80 million, which will give it the right to appoint one member of such vehicle's Board of Directors. Bell Canada has entered into a long-term, strategic working relationship with the entity operating the directories business pursuant to operating agreements. The closing of the sale of the directories business is expected to take place no later than November 30, 2002. The Purchasers' obligation to complete the transaction is subject to conditions precedent,including the obtaining of all requisite regulatory approvals and the Purchasers obtaining the appropriate financing required for the purposes of the transaction.

Creation of Bell West Inc. ("Bell West")
In April 2002, Bell Canada and Manitoba Telecom Services Inc. ("MTS"), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. in Alberta and British Columbia with Bell Intrigna Inc. to create Bell West, a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS 40% ownership of Bell West.

The put options for MTS are as follows:
o In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:
o In March 2004, Bell Canada has the option to purchase MTS interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS interest at fair market value. Bell Canada can also purchase MTS interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund
In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the "Bell Nordiq Income Fund"). The Fund acquired from Bell Canada a 36% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of $324 million and recorded a gain on sale of $222 million.

4. RESTRUCTURING AND OTHER CHARGES

Settlement of Pay Equity Complaints
On September 27, 2002, the Canadian Telecommunications Employees' Association ("CTEA") ratified a settlement reached with Bell Canada with respect to the 1994 pay equity complaints filed by members of the CTEA before the Canadian Human Rights Tribunal. The settlement includes a cash payout of $128 million and related pension benefits of approximately $50 million. As a result of the settlement, Bell Canada recorded a one-time charge of $79 million (BCE's share is $37 million on an after-tax basis) in the third quarter of 2002, which corresponds to the $128 million cash payout, net of a previously recorded provision. The pension benefits will be deferred and amortized into earnings over the estimated average remaining service life of active employees and average remaining life of retired employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

Write-down of Bell Canada's accounts receivable
Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after-tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's.

BCE Emergis restructuring plan
BCE Emergis recorded a pre-tax charge of $119 million (BCE's share is $63 million on an after-tax basis) in the second quarter of 2002, representing restructuring and other charges of $100 million and $19 million, respectively, related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of BCE Emergis' service offerings and reduction in its operating cost structure. The restructuring program is expected to be substantially complete in 2002, and as at September 30, 2002, the remaining unpaid balance of this restructuring provision was $37 million.


5. OTHER INCOME (EXPENSE)

------------------------------------------------------------------------------------------------------
For the period ended September 30                       Three months           Nine months
                                                   ---------------------------------------------------
($ millions)                                              2002       2001       2002        2001
------------------------------------------------------------------------------------------------------

Gains (losses) on investments (a)                           12        147        181       4,037
Foreign currency gains (losses)                           (18)       (61)         37        (75)
Other                                                        2       (17)          8          64
------------------------------------------------------------------------------------------------------
Other income (expense)                                     (4)         69        226       4,026
------------------------------------------------------------------------------------------------------

(a) During the first nine months of 2002, other income included: (i) net gains on investments of $256 million, primarily from the creation of the Bell Nordiq Income Fund (refer to Note 3); (ii) a $103 million loss, primarily on the write-down of BCE's remaining portfolio investment in Nortel Networks Corporation; and (iii) a gain of $28 million resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

6. DISCONTINUED OPERATIONS


------------------------------------------------------------------------------------------------
For the period ended September 30                  Three months           Nine months
                                              --------------------------------------------------
($ millions)                                             2002   2001      2002         2001
------------------------------------------------------------------------------------------------


Teleglobe (a)                                 -                (205)     (149)      (2,636)

BCI (b)                                       -                (260)     (191)        (226)
------------------------------------------------------------------------------------------------

Net loss from discontinued operations         -                (465)     (340)      (2,862)
------------------------------------------------------------------------------------------------

(a) Teleglobe provides a range of international voice and data telecommunications services. Until the second quarter of 2002, Teleglobe also provided, through its investment in the Excel Communications group ("Excel"), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

On April 24, 2002, BCE Inc. announced that it would cease further long-term funding to Teleglobe. BCE Inc.'s decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry.
In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE Inc.-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062 (refer to Note 1). A valuation allowance has been provided against the entire amount of the tax benefit associated with the loss on this investment.

On May 15, 2002 and thereafter, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada, the United States, the United Kingdom and elsewhere. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecommunications business. Such sale process is being conducted by the Monitor under court supervision. On September 19, 2002, Teleglobe announced the execution of an agreement for the sale to affiliates of TenX Capital Partners and Cerberus Capital Management (the "Purchasers") of its core telecommunications business for U.S. $155 million, subject to certain adjustments. The parties also indicated that they intend to enter into an agreement for the management by the Purchasers of the core telecommunications business upon satisfaction of certain conditions, including the consent of Bell Canada to the assignment of its contracts with Teleglobe to the Purchasers. Subject to the foregoing and the granting of all regulatory approvals, closing is expected to occur in early 2003. The foregoing transaction being subject to a number of conditions, there can be no assurance that it will be completed on the agreed terms or at all, so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets.
An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately U.S. $94 million on a debtor-in-possession basis (the "DIP Facility") as well as a U.S. $25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan (the "Employee acility"). On September 20, 2002, following the closing of the sale by Teleglobe of its equity interest in Intelsat, Ltd. for U.S. $65 million, all outstanding borrowings under the DIP Facility (U.S. $55 million) were repaid and the availability thereunder was reduced from U.S. $93.6 million to U.S.
$50 million. The revised DIP Facility provides that Teleglobe will not be allowed to borrow thereunder until such time as all the remaining proceeds of the Intelsat, Ltd. sale will have been used to fund Teleglobe's operations. Effective September 30, 2002, the availability under the DIP Facility was further reduced to U.S. $30 million and its maturity extended to the earlier of the date of execution of the management agreement referred to above and November 30, 2002. As of October 23, 2002, no amount is outstanding under the DIP Facility and the Employee Facility (an aggregate of U.S. $7.4 million previously advanced under the Employee Facility has been repaid by way of set-off). There can be no assurance that Teleglobe will be able to repay amounts advanced by BCE under the DIP Facility and the Employee Facility or that realization of any security will be sufficient to repay BCE. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion. Refer to Note 8 "Contingencies" for a description of the lending syndicate lawsuit filed against BCE Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations.

On July 12, 2002, BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the "Noteholders") voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the "Plan of Arrangement"). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Americas Ltd., through which BCI held the majority of its investments, to America Movil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI completed the sale of its interest in Telecom Americas Ltd. in July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million in the second quarter of 2002 representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.


Amounts included in the consolidated balance sheets relating to discontinued
operations are as follows:
-------------------------------------------------------------------------------------------
                                                            September 30       December 31
($ millions)                                                           2002           2001
-------------------------------------------------------------------------------------------


Current assets                                              -                        1,957
Non-current assets                                                      175         16,576

Current liabilities                                         -                      (5,855)

Non-current liabilities                                     -                      (5,250)
-------------------------------------------------------------------------------------------
Net assets of discontinued operations                                   175          7,428
-------------------------------------------------------------------------------------------



The summarized statements of operations for the discontinued operations are as follows:

----------------------------------------------------------------------------------------------------------------
For the period ended September 30                                  Three months           Nine months
                                                              --------------------------------------------------
($ millions)                                                         2002       2001      2002         2001
----------------------------------------------------------------------------------------------------------------


Revenue                                                       -          854               681        2,711
                                                              --------------------------------------------------
Operating loss from discontinued operations, before tax                        (375)     (123)      (3,156)
                                                              -

Gain (loss) on discontinued operations, before tax            -                 (86)     (282)          461

Income tax recovery on operating loss                         -                   69        40          134

Income tax recovery (expense) on gain (loss)                  -          -                  18         (45)

Non-controlling interest                                      -                 (73)         7        (256)
----------------------------------------------------------------------------------------------------------------

Net loss from discontinued operations                         -                (465)     (340)      (2,862)
----------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   -   BCE INC.

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:


-----------------------------------------------------------------------------------------------------------------------
For the period ended September 30                                        Three months           Nine months
                                                                    ---------------------------------------------------
                                                                        2002          2001        2002       2001
-----------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations (numerator) ($ millions)
Earnings from continuing operations                                      384           337       1,063      3,661
Dividends on preferred shares                                           (16)          (16)        (43)       (50)
                                                                    ---------------------------------------------------
Earnings from continuing operations - basic                              368           321       1,020      3,611
                                                                           3
Exercise of put options by CGI shareholders                                 -                        9        (1)
-----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations - diluted                            371           321       1,029      3,610
-----------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding
          (denominator) (millions)
Weighted average number of common shares outstanding - basic           864.1         807.9       827.3      807.8
Exercise of stock options                                                1.9           2.2         2.1        2.3
Exercise of put options by CGI shareholders                             13.0           5.6        13.0        5.6
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding - diluted         879.0         815.7       842.4      815.7
-----------------------------------------------------------------------------------------------------------------------


8. COMMITMENTS AND CONTINGENCIES

Teleglobe Lending Syndicate Lawsuit
Certain members of the Teleglobe lending syndicate (the "Plaintiffs") filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interests and costs), which they allege is equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. CRTC Second Price Cap Decision 2002-34
On May 30, 2002, the CRTC released Decision 2002-34, "Second Price Cap Decision", making a number of changes to the rules governing Canada's telecommunications industry with respect to local service for the next four years. One of the changes resulting from this Decision is that there be a mechanism (referred to in the Decision as the "deferral account") to provide to the majority of residential customers a combination of certain enhanced services, reduced rates and/or rebates, and certain other adjustments. Bell Canada will propose the manner in which it will implement these directives to the CRTC in March 2003. As at September 30, 2002, Bell Canada's commitment associated with this Decision is estimated at $40 million.

9. SUBSEQUENT EVENTS

Launch of Public Debt Offering
On October 22, 2002, BCE Inc. announced that it has initiated a Canadian public offering of debt securities to raise approximately $1.5 billion. A draft prospectus supplement to the short form base shelf prospectus dated August 1, 2002 was filed on October 21, 2002 with all Canadian provincial securities regulatory authorities. The proceeds will be used to finance part of the repurchase of SBC's remaining indirect interest in Bell Canada (refer to Note 3).

                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                 BCE Inc.



                                           (Michael T. Boychuk)
                              -------------------------------------------------
                                            Michael T. Boychuk
                              Senior Vice-President  and Corporate Treasurer




                                          Date: October 30, 2002